UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2025

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number: **001-40610**

Texas Community Bancshares, Inc.
(Exact Name of Registrant as Specified in its Charter)

Maryland	**86-2760335**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
215 West Broad Street, Mineola, Texas	**75773**
(Address of principal executive offices)	(Zip code)

(903) 569-2602
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common stock, par value $0.01 per share	TCBS	The Nasdaq Stock Market LLC
Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☒

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by a check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was $36,371,226.

As of March 25, 2026, 2,885,392 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this annual report.

TABLE OF CONTENTS

PART I

ITEM 1. <u>**Business**</u>

Forward Looking Statements

This annual report contains forward-looking statements, which can be identified by the use of words such as such "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect," "will," "would," "should," "could" or "may," and words of similar meaning. These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Accordingly, you should not place undue reliance on such statements. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of this annual report.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- general economic conditions, either nationally or in our market areas, that are worse than expected;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for credit losses;

- our ability to access cost-effective funding;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- demand for loans and deposits in our market area;

- our ability to implement and change our business strategies;

- competition among depository and other financial institutions;

- inflation and changes in the interest rate environment that reduce our margins and yields, our mortgage banking revenues, the fair value of financial instruments, including our mortgage servicing rights asset, or our level of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make;

- adverse changes in the securities or secondary mortgage markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees, capital requirements and insurance premiums;

- changes in the quality or composition of our loan or investment portfolios;

- technological changes that may be more difficult or expensive than expected;

- the inability of third-party providers to perform as expected;

- a failure or breach of our operational or security systems or infrastructure, including cyberattacks;

- our ability to manage market risk, credit risk and operational risk;

- our ability to enter new markets successfully and capitalize on growth opportunities;

- changes in consumer spending, borrowing and savings habits;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- our ability to retain key employees; and

- changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and a wide variety of other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements.

Texas Community Bancshares, Inc.

Texas Community Bancshares, Inc. ("Texas Community Bancshares," the "Company" or "we") was incorporated in March 2021 to become the holding company for Broadstreet Bank, SSB ("Broadstreet Bank" or the "Bank") upon the conversion of Mineola Community Mutual Holding Company from a mutual holding company to a stock holding company (the "Conversion"). The Conversion was completed on July 14, 2021. In connection with the Conversion, the Company issued 3,257,759 shares of common stock at a price of $10.00 per share.

The Company conducts its operations primarily through its wholly owned subsidiary, Broadstreet Bank, a Texas-chartered savings bank. At December 31, 2025, the Company had total consolidated assets of $429,842,000, net loans and leases of $303,205,000, deposits of $327,904,000 and stockholders' equity of $53,757,000.

Our executive offices are located at 215 West Broad Street, Mineola, Texas 75773 and our telephone number is (903) 569-2602. Our website address is *www.broadstreet.bank*. Information on our website is not and should not be considered a part of this annual report. The Company is a registered bank holding company subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and by the Texas Department of Savings and Mortgage Lending.

Broadstreet Bank, SSB

Broadstreet Bank, SSB is a Texas-chartered savings bank headquartered in Mineola, Texas. Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings from the Federal Home Loan Bank of Dallas, in residential real estate loans, commercial real estate loans, construction and land loans, municipality loans, and, to a lesser extent, commercial loans, and consumer and other loans. The majority of Broadstreet Bank's loans are currently fixed-rate loans, however the Bank's pricing and terms for commercial loans have changed to adjustable rates or maximum fixed-rate of 5-years to diversify our loan portfolio and decrease risk associated with fluctuations in market rates. We also invest in securities, which have historically consisted primarily of mortgage-backed securities and obligations issued by U.S. government sponsored enterprises and others, state and municipal securities, collateralized mortgage obligations, corporate bonds, and Federal Home Loan Bank stock. We offer a variety of deposit accounts, including checking accounts, money market accounts, savings accounts and certificate of deposit accounts.

Broadstreet Bank is subject to comprehensive regulation and examination by the Texas Department of Savings and Mortgage Lending and the Federal Deposit Insurance Corporation and is a member of the Federal Home Loan Bank system.

Market Area

We consider our primary market area, for originating loans and gathering deposits, the counties in which our main office and six branch offices are located, which include, Franklin County, Hopkins County, Smith County, Van Zandt County and Wood County, and contiguous areas. Our branch office in Winnsboro, Texas, is in Wood County, but the Winnsboro city limits also lie within Franklin County and Hopkins County.

Mineola, Texas, located in Wood County, is approximately 80 miles east of Dallas, Texas, and approximately 35 miles north of Tyler, Texas, two notable population centers. Our Edgewood branch office, located in Van Zandt County, is approximately 50 miles east of Dallas and our Lindale branch office, located in Smith County, is approximately 20 miles north of Tyler. The Tyler metropolitan area is a growing regional economic center with a large, diversified employment base spread across varied economic sectors. Tyler Junior College and The University of Texas at Tyler are located in Tyler.

Mineola has become an attractive, lower-cost of living, retirement area for residents of the Dallas area. There are major hospitals and other healthcare facilities located in Tyler and numerous recreational facilities located in the vicinity of Mineola including well-known bass fishing lakes, golf courses, and other recreational facilities, all of which have contributed to the influx of population. The remote work and hybrid work trend has also contributed to the area's population growth by allowing workers to live further from their place of employment. Lindale has become a fast growing community due to the success of the school district, economic development and its proximity to Tyler and Interstate 20.

Major employers in our primary market area include Morton Salt Company (which operates a salt mine in Grand Saline, TX), Sanderson Farms, Inc. (which operates a poultry feed mill in Mineola and an additional facility in Lindale), Target (which has a distribution center in Lindale), local school districts, local governments, Walmart, Inc., Exxon Mobil Corporation, hospitals and other facilities, and numerous small manufacturing firms. Although there is some oil exploration business in Wood County, the economy of the primary market area is not heavily dependent on it.

Competition

We face intense competition within our local market area both in making loans and attracting deposits. Our market area has a high concentration of financial institutions that include money center banks, regional banks, community banks, and credit unions. We compete for loans with banks, savings institutions, mortgage brokers, consumer finance companies and credit unions. We compete for deposits with banks, savings institutions, credit unions, money market funds, brokerage firms, mutual funds and insurance companies. As of June 30, 2025 (the most recent date for which data is available), our deposit market share in Smith County was 0.33% (19th among 27 Federal Deposit Insurance Corporation-insured institutions with offices in the county), 8.52% in Van Zandt County (6th among 8 Federal Deposit Insurance Corporation-insured institutions with offices in the county) and 19.78% in Wood County (3rd among 7 Federal Deposit Insurance Corporation-insured institutions with offices in the county). These are the counties in which our offices are located.

Lending Activities

General. Our historical lending activity consists primarily of originating one-to four-family residential mortgage loans, commercial real estate loans, and construction and land loans. To a substantially lesser extent, we originate agricultural loans, commercial loans, loans to municipalities, and consumer and other loans. While the majority of the Company's loan portfolio is comprised of fixed rate loans, we have updated our commercial lending pricing and terms to adjustable rates or maximum fixed-rates of 5-years.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated. In addition to the loans disclosed in the table below, we had loans in process, with scheduled closings, of $15.6 million and $6.2 million at December 31, 2025 and December 31, 2024, respectively. We had no loans held for sale at December 31, 2025 and December 31, 2024, respectively.

	At December 31,			
	2025		2024	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
1-4 family residential	$ 140,383	45.8 %	$ 145,587	49.0 %
Multi-family	10,943	3.6	10,481	3.5
Construction & land	48,372	15.8	54,136	18.2
Commercial	61,526	20.1	56,068	18.9
Farmland	17,085	5.6	9,540	3.2
Agriculture loans	33	0.0	55	0.0
Commercial loans	8,813	2.8	6,315	2.1
Municipalities	14,890	4.8	9,253	3.1
Consumer and other	4,600	1.5	5,495	1.9
Total loans	306,645	100.0 %	296,930	100.0 %
Less:				
Allowance for losses	3,440		3,222	
Total loans and leases, net	$ 303,205		$ 293,708	

Contractual Maturities. The following tables set forth the contractual maturities of our total loan portfolio at December 31, 2025. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. Because the tables present contractual maturities and do not reflect repricing or the effect of prepayments, actual maturities may differ.

	One- to Four-Family Residential Real Estate	Multi-Family Real Estate	Construction and Land	Commercial Real Estate	Farmland
			(In thousands)		
Amounts due in:					
One year or less	$ 1,963	$ —	$ 17,132	$ 3,968	$ 184
After one year through five years	5,248	—	7,735	13,755	3,295
After five years through 15 years	21,362	—	3,201	5,735	1,717
After 15 years	111,810	10,943	20,304	38,068	11,889
Total	$ 140,383	$ 10,943	$ 48,372	$ 61,526	$ 17,085

	Agriculture	Commercial	Municipalities	Consumer and Other	Total
			(in thousands)		
Amounts due in:					
One year or less	$ 7	$ 5,781	$ —	$ 1,322	$ 30,357
After one year through five years	26	1,830	872	2,307	35,068
After five years through 15 years	—	1,202	7,256	971	41,444
After 15 years	—	—	6,762	—	199,776
Total	$ 33	$ 8,813	$ 14,890	$ 4,600	$ 306,645

The following table sets forth our fixed and adjustable-rate loans at December 31, 2025 that are contractually due after December 31, 2026.

| | Due After December 31, 2026 | | |
	Fixed	Adjustable	Total
		(In thousands)	
Real estate loans:			
1-4 family residential	$ 132,380	$ 6,040	$ 138,420
Multi-family	7,672	3,271	10,943
Construction and land	5,484	25,756	31,240
Commercial	19,276	38,282	57,558
Farmland	13,049	3,852	16,901
Agriculture loans	26	—	26
Commercial loans	2,280	752	3,032
Municipalities	13,714	1,176	14,890
Consumer and other loans	3,278	—	3,278
Total loans	$ 197,159	$ 79,129	$ 276,288

One- to-Four Family Residential Real Estate Lending. At December 31, 2025, we had $140.4 million of loans secured by one- to four-family real estate, or 45.8% of total loans. The majority of our one-to-four family residential real estate loans are secured by properties located in our primary market area.

We have also originated residential mortgage loans secured by owner-occupied properties located in the the Dallas Fort Worth Metroplex. These loans are originated primarily through existing relationships and word-of-mouth referrals. These are generally jumbo loans with low loan-to-value ratios, generally in the range of 60% to 75%. At December 31, 2025, these loans amounted to $42.4 million, of which $14.8 million were jumbo loans with current balances exceeding the 2025 conforming loan limits and $27.6 million were conventional loans.

Our one-to-four family residential real estate loans are generally underwritten to Freddie Mac guidelines. Substantially all of our residential mortgage loans are fixed-rate loans. Residential mortgage loans are generally originated at a fixed rate of 15, 20, or 30 years. We generally limit the loan-to-value ratios of our one-to-four family residential mortgage loans to 89% of the purchase price or appraised value, whichever is lower.

We do not offer "interest only" mortgage loans on permanent one-to-four family residential real estate loans (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan). We also do not offer loans that provide for negative amortization of principal, such as "Option ARM" loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. In general, we do not currently offer "subprime loans" on one-to-four family residential real estate loans (i.e., generally loans to borrowers with credit scores less than 620).

In 2023, the Company entered into an agreement with The Independent Bankers Bank ("TIB") to facilitate the loan application process for conventional, FHA, VA, and USDA residential mortgage loans. During the year ended December 31, 2025, we derived $144,000 in noninterest income from the facilitation of 22 loan applications for a total of $7.7 million.

Commercial Real Estate Loans. At December 31, 2025, we had $61.5 million in commercial real estate loans, or 20.1% of total loans. Our commercial real estate loans are adjustable rate loans with a maximum five year initial term and with a 10- to 20-year amortization period or adjustable rate loans tied to WSJ Prime rate. The maximum loan-to-value ratio of our commercial real estate loans is generally 80%.

At December 31, 2025, we had eleven loans secured by self-storage facilities totaling $15.6 million, nine loans secured by gas stations with convenience stores totaling $16.7 million, and nineteen loans secured by commercial rental properties totaling $11.4 million. At December 31, 2025, all of these loans were performing according to their terms.

We consider a number of factors in originating commercial real estate loans. We evaluate the qualifications and financial condition of the borrower, including credit history, profitability and expertise, as well as the value and condition of the property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property, debt service capabilities, global cash flows of the borrower and other guarantors, and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property, and the debt service coverage ratio (the ratio of net operating income to debt service). Generally, we require that the debt service coverage ratio be at least 1.20x. The significant majority of our commercial real estate loans are appraised by outside independent appraisers approved by the board of directors. Personal guarantees are generally obtained from the principals of commercial real estate borrowers.

At December 31, 2025, our largest commercial real estate loan relationship consisted of a $7.2 million loan secured by self-storage facilities. At December 31, 2025, this loan was performing according to its original terms.

Multi-Family Loans. At December 31, 2025, we had $10.9 million in multi-family loans, or 3.6% of total loans. Multi-family loan underwriting and terms are based on commercial real estate loan guidelines. At December 31, 2025, our largest multi-family loan relationship consisted of one loan totaling $7.7 million, which is secured by a townhome apartment complex. This loan was paid off in full in January 2026. At December 31, 2025, all multi-family loans were performing according to their original terms.

Construction and Land Loans. At December 31, 2025, we had $48.4 million in construction and land loans, or 15.8% of total loans. We make construction loans primarily to individuals for the construction of their primary residences and to contractors and builders of single-family homes. We also originate land loans to complement our construction lending activities, as such loans are generally secured by lots that will be used for residential development, and land loans for future commercial real estate development. Land loans also include loans secured by land purchased for investment purposes. At December 31, 2025, our construction and development loans totaled $23.9 million, or 7.8% of our total loan portfolio, in addition to $24.5 million in land loans. At December 31, 2025, $5.7 million of our single-family construction loans were to individuals and $4.6 million were to builders. At December 31, 2025, our construction portfolio also included $5.1 million in commercial real estate construction and development loans, $6.3 million in apartment or duplex construction, and $2.2 million in subdivision developments.

At December 31, 2025, our largest single family residence construction loan was a speculative construction loan of $1.2 million, upon completion. At December 31, 2025, our largest construction and land development loan relationship consisted of four loans totaling $9.0 million, which is fully funded. At December 31, 2025, all of these loans were performing according to their original terms.

Our construction loans are primarily secured by properties in our primary market area. We have also developed long-term relationships with borrowers who now reside in the Dallas Fort Worth Metroplex and continue to provide them with financing, including residential construction. At December 31, 2025, ten construction loans totaling $7.5 million, upon completion, were in process to borrowers in the Dallas Fort Worth Metroplex.

While we may originate loans to builders whether or not the collateral property underlying the loan is under contract for sale, we consider each project carefully and evaluate current residential real estate market conditions. Construction loans originated to builders where there is no contract for sale for the underlying completed home at the time of origination are referred to as speculative construction loans. We actively monitor the number of unsold homes in our construction loan portfolio and local housing markets to attempt to maintain an appropriate balance between home sales and new loan originations. We generally will limit the maximum number of speculative units (units that are not pre-sold) approved for each builder, typically starting with one speculative loan per builder until we develop a relationship with the builder. At December 31, 2025, speculative construction loans consisted of eighteen loans totaling $9.7 million, upon completion. Due to the continued growth in our market area, the need for multi-family housing has increased and at December 31, 2025, multi-family construction totaled $6.9 million, upon completion, which primarily consists of a quad-plex construction project in our market area.

Our owner-occupied single-family construction loans are fixed rate interest-only loans that provide for the payment of interest during the construction phase, which is usually up to 12 months. Our commercial construction and land development loans are adjustable rate interest-only loans with terms up to 24 months. At the end of the construction phase, the loan may convert to a permanent mortgage loan or may be paid in full.

Single-family construction loans generally can be made with a maximum loan-to-value ratio of 89% of the estimated appraised market value upon completion of the project. Commercial construction and land development loans generally can be made with maximum loan-to-value of 80% of the estimated market value of the completed project or loan-to-cost of 80% of the estimated construction costs of the completed project, whichever is less. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also generally require inspections of the property before disbursements of funds during the term of the construction loan.

Commercial Loans. At December 31, 2025, commercial loans were $8.8 million, or 2.8% of total loans.

We make commercial loans primarily to small businesses in our market area. These loans are generally secured by business assets, such as equipment and accounts receivable. Commercial loans secured by accounts receivable are made with adjustable rates and for terms not to exceed 12 months. Commercial equipment loans are made with fixed-interest rates and for terms generally up to 60 months based on useful life of the equipment. Depending on the collateral used to secure the loans, commercial loans are generally made in amounts of up to 80% of the value of the collateral securing the loan.

When making commercial loans, we consider the financial statements of the borrower, our lending history with the borrower, the debt service capabilities and global cash flows of the borrower and other guarantors, the projected cash flows of the business and the value of the collateral, accounts receivable, inventory and equipment.

At December 31, 2025, our largest commercial loan relationship consisted of one loan totaling $3.6 million to a water supply corporation and is secured by accounts receivable. At December 31, 2025, this loan was performing according to the original terms.

Municipal Loans. At December 31, 2025, municipal loans were $14.9 million, or 4.8% of total loans. We make loans to municipalities, political subdivisions, and school districts in Texas, which are primarily secured by tax or revenue pledges. At December 31, 2025, our largest municipal loan relationship consisted of one loan totaling $3.2 million and is secured by tax revenue.

Consumer and Other Loans. At December 31, 2025, consumer and other loans were $4.6 million, or 1.5% of total loans. Our consumer loan portfolio generally consists of loans secured predominately by used automobiles, recreational vehicles, all-terrain vehicles and boats, as well as share loans secured by a deposit account at Broadstreet Bank.

Loan Underwriting Risks

Commercial Real Estate Loans. Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential real estate loans. The primary concern in commercial real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we generally require borrowers and loan guarantors to provide quarterly, semi-annual or annual financial statements, depending on the size of the loan, on commercial real estate loans. In reaching a decision on whether to make a commercial real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have an aggregate debt service ratio, including the guarantor's cash flows and the borrower's other projects, of at least 1.20x. An environmental phase one report is obtained when required by policy or when the possibility exists that hazardous materials may have existed on the site or the site may have been impacted by adjoining properties that handled hazardous materials.

If we foreclose on a commercial real estate loan, the marketing and liquidation period to convert the real estate asset to cash can be lengthy with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability. Depending on the individual circumstances, initial charge-offs and subsequent losses on commercial real estate loans can be unpredictable and substantial.

Commercial Loans. Unlike residential real estate loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans and agricultural loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's business, and the collateral securing these loans may fluctuate in value. Our commercial loans are originated primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. Collateral for commercial loans typically consists of accounts receivable, inventory or equipment. Credit support provided by the borrower for most of these loans is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. As a result, the availability of funds for the repayment of commercial loans and agricultural loans may depend substantially on the success of the business or farm itself, respectively.

Construction and Land Loans. Our construction loans are based upon estimates of costs and values associated with the completed project. Underwriting is focused on the borrowers' financial strength, credit history and demonstrated ability to produce a quality product and effectively market and manage their operations.

Construction lending involves additional risks when compared with permanent lending because funds are advanced upon the security of the project, which is of uncertain value before its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If the appraised value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. In addition, speculative construction loans, which are loans made to home builders who, at the time of loan origination, have not yet secured an end buyer for the home under construction, typically carry higher risks than those associated with traditional construction loans. These increased risks arise because of the risk that there will be inadequate demand to ensure the sale of the property within an acceptable time. As a result, in addition to the risks associated with traditional construction loans, speculative construction loans carry the added risk that the builder will have to pay the property taxes and other carrying costs of the property until an end buyer is found. Land loans have substantially similar risks to speculative construction loans.

Balloon Loans. Although balloon mortgage loans may reduce to an extent our vulnerability to changes in market interest rates because they reprice at the end of the term, the ability of the borrower to renew or repay the loan and the marketability of the underlying collateral may be adversely affected if real estate values decline before the expiration of the term of the loan or in a rising interest rate environment.

Consumer and Other Loans. Consumer loans may entail greater risk than residential real estate loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower.

Originations, Purchases and Sales of Loans

Lending activities are conducted by our salaried loan personnel operating at our main and branch office locations. All loans originated by us are underwritten pursuant to our policies and procedures. We originate fixed-rate consumer purpose loans and commercial loans generally have adjustable rates. We originate real estate and other loans through our loan officers, marketing efforts, our customer base, walk-in customers and referrals from real estate brokers, builders and attorneys.

In addition, from time to time, we may purchase or sell participation interests in loans. We underwrite our participation interest in the loan that we are purchasing according to our own underwriting criteria and procedures. At December 31, 2025, we had one purchased construction loan participation interest in commercial real estate of $403,000, upon completion, and one purchased participation of $884,000 secured by a hotel.

We generally do not originate loans for sale. At December 31, 2025, we had no loans held for sale.

Loan Approval Procedures and Authority

Pursuant to Texas law, Broadstreet Bank is permitted to make loans to any one borrower or a group of related borrowers not to exceed an amount equal to 25% of the bank's unimpaired capital and surplus (Tier 1 Capital). The 25% limit applies to the majority of the loans made. At December 31, 2025, based on this limitation, Broadstreet Bank's loans-to-one-borrower limit was approximately $12.9 million. Notwithstanding this legal limit, Broadstreet Bank had an in-house limit of $3.0 million for a consumer borrower and $8.0 million for a commercial borrower at December 31, 2025. At December 31, 2025, our largest loan relationship with one borrower had extensions of credit totaling $9.0 million, when fully funded, secured primarily by duplex construction projects and land. At December 31, 2025, the loans were performing according to the original terms.

Our lending is subject to written underwriting standards and origination procedures. Decisions on loan applications are made on the basis of detailed applications submitted by the prospective borrower, credit histories that we obtain, and property valuations (consistent with our appraisal policy) prepared by our internal licensed appraiser or outside independent licensed appraisers approved by our board of directors as well as internal evaluations, where permitted by regulations. The loan applications are designed primarily to determine the borrower's ability to repay the requested loan, and the more significant items on the application are verified through use of credit reports, bank statements and tax returns.

All loan approval amounts are based on the aggregate loans (total credit exposure), including total balances of outstanding loans and the proposed loan to the individual borrower and any related entity. Individual loan officer approval authorities range up to $500,000. Our Loan Committee has approval authority up to $1 million on commercial and residential properties. Our Executive Committee has approval authority up to $2.5 million. Our Board of Directors must approve all loans greater than or equal to $2.5 million. These loan approval authorities are established by our loan policy.

Generally, we require title insurance or abstracts on our mortgage loans as well as fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan.

Delinquencies and Asset Quality

Delinquency Procedures. When a loan payment becomes 15 days past due, we contact the customer by mailing a late notice, and loan officers may contact their customers. If a loan payment becomes 30 days past due, we mail an additional late notice and a loan-specific letter written by a collection representative, and we also place telephone calls to the borrower. These loan collection efforts continue until a loan becomes 90 days past due, at which point we would refer the loan for foreclosure proceedings unless management determines that it is in the best interest of Broadstreet Bank to work further with the borrower to arrange a workout plan. The foreclosure process would begin when a loan becomes 120 days delinquent. Loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans

Loans Past Due and Nonperforming Assets. Loans are reviewed on a regular basis. Management determines that a loan is impaired or nonperforming when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral dependent. When a loan is determined to be collateral dependent, the measurement of the loan in the allowance for credit losses is measured for impairment based on the fair value of the collateral. Nonaccrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on nonaccrual status unless the loan is well secured and in the process of collection. When loans are placed on nonaccrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received on a cash basis or cost recovery method.

When we acquire real estate as a result of foreclosure, the real estate is classified as real estate owned. The real estate owned is recorded at the lower of carrying amount or fair value, less estimated costs to sell. Soon after acquisition, we order a new appraisal to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for credit losses, or, if the existing allowance is inadequate, charged to earnings in the current period. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell.

Delinquent Loans. The following table sets forth our loan delinquencies, including nonaccrual loans, by type and amount at the dates indicated.

	At December 31,					
	2025			2024		
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
	(In thousands)					
Real estate loans:						
1-4 family residential	$ 113	$ 49	$ —	$ 260	$ 8	$ 25
Multi-family	—	—	—	—	—	—
Commercial	—	—	—	301	—	—
Construction and land	—	—	—	—	—	301
Farmland	—	—	—	—	—	—
Agriculture loans	—	—	—	—	—	—
Commercial loans	181	—	1	2	—	—
Municipalities	—	—	—	—	—	—
Consumer and other loans	22	3	—	2	—	—
Total	$ 316	$ 52	$ 1	$ 565	$ 8	$ 326

Nonperforming Assets. The following table sets forth information regarding our nonperforming assets.

	At December 31,	
	2025	2024
	(Dollars in thousands)	
Nonaccrual loans:		
Real estate loans:		
1-4 family residential	$ 968	$ 610
Multi-family	—	—
Commercial	42	51
Construction and land	—	301
Farmland	—	—
Agriculture loans	—	—
Commercial loans	1,000	1,163
Municipalities	—	—
Consumer loans	4	—
Total nonaccrual loans	$ 2,014	$ 2,125
Accruing loans past due 90 days or more	1	—
Other nonperforming loans under 90 days past due	121	135
Real estate owned:		
1-4 family residential	—	—
Multi-family	5,749	—
Commercial	—	—
Construction and land	3,355	—
Bank owned property held for sale	167	480
Total real estate owned	9,271	480
Total nonperforming assets	$ 11,407	$ 2,740
Total nonperforming loans to total loans	0.70 %	0.76 %
Total nonaccruing loans to total loans	0.66 %	0.72 %
Total nonperforming assets to total assets	2.65 %	0.62 %

Classified Assets. Federal regulations provide for the classification of loans and other assets as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable accrued losses. General allowances represent loss allowances which have been established to cover probable accrued losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, such that additional general or specific loss allowances may be required.

In connection with the filing of our periodic reports with the Federal Deposit Insurance Corporation and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations.

On the basis of this review of our assets, our classified and special mention assets at the dates indicated were as follows:

	At December 31,	
	2025	2024
	(In thousands)	
Substandard assets	$ 3,067	$ 3,904
Doubtful assets	—	—
Loss assets	—	—
Total classified assets	$ 3,067	$ 3,904
Special mention assets	$ 1,776	$ 6,931
Foreclosed assets	$ 9,104	$ —

Allowance for Credit Losses

The allowance for credit losses is maintained at a level which, in management's judgment, is adequate to absorb current expected credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific collateral dependent loans, and economic conditions. Allowances for collateral dependent loans are generally determined based on collateral values or the present value of estimated cash flows. Because of uncertainties associated with regional economic conditions, collateral values, and future cash flows on collateral dependent loans, it is reasonably possible that management's estimate of current expected credit losses inherent in the loan portfolio and the related allowance may change materially in the near-term. The allowance is increased by a provision for credit losses, which is charged to expense and reduced by full and partial charge-offs, net of recoveries. Changes in the allowance relating to collateral dependent loans are charged or credited to the provision for credit losses. Management's periodic evaluation of the adequacy of the allowance is based on various factors, including, but not limited to, management's ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and nonaccrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses.

As an integral part of their examination process, the Texas Department of Savings and Mortgage Lending and the Federal Deposit Insurance Corporation will periodically review our allowance for credit losses, and as a result of such reviews, we may have to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in the process for establishing the allowance for credit losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

The following table sets forth activity in our allowance for credit losses on loans for the periods indicated.

	At or For the Years Ended December 31,	
	2025	**2024**
	(Dollars in thousands)	
Allowance for credit losses at beginning of year	$ 3,222	$ 3,096
Provision for credit losses	736	269
Charge-offs:		
Real estate loans:		
1-4 family residential	3	16
Multi-family	—	—
Commercial	—	—
Construction and land	453	—
Agriculture loans	—	—
Commercial loans	8	84
Municipalities	—	—
Consumer loans	15	28
Consumer Other – Overdrafts	45	58
Total charge-offs	524	186
Recoveries:		
Real estate loans:		
1-4 family residential	—	—
Multi-family	—	—
Commercial	—	—
Construction and loan	—	—
Agriculture loans	—	—
Commercial loans	—	—
Municipalities	—	—
Consumer loans	6	43
Total recoveries	6	43
Net (charge-offs) recoveries	(518)	(143)
Allowance for credit losses at end of year	$ 3,440	$ 3,222
Allowance for credit losses to nonperforming loans	161.0 %	142.6 %
Allowance for credit losses to total loans outstanding at the end of the year	1.12 %	1.09 %
Net (charge-offs) recoveries to average loans outstanding during the year	(0.17)%	(0.05)%

Allocation of Allowance for Credit Losses. The following tables set forth the allowance for credit losses allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for credit losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

| | At December 31, | | | | | |
| | 2025 | | | 2024 | | |
	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
			(Dollars in thousands)			
Real estate loans:						
1-4 Residential & multi-family	$ 1,399	40.7 %	49.4 %	$ 1,355	42.1 %	52.5 %
Commercial	718	20.9	20.1	605	18.8	18.9
Construction and land	591	17.2	15.8	632	19.6	18.2
Farmland	152	4.4	5.6	74	2.3	3.2
Agriculture loans	1	—	—	1	—	—
Commercial loans	407	11.8	2.8	375	11.6	2.1
Municipalities	102	3.0	4.8	83	2.6	3.1
Consumer and other loans	70	2.0	1.5	97	3.0	1.9
Total allocated allowance	$ 3,440	100 %	100 %	$ 3,222	100 %	100 %

Investment Activities

General. The goals of our investment policy is to maximize portfolio yield over the long term in a manner that is consistent with minimizing risk, meeting liquidity needs, meeting pledging requirements, and meeting asset/liability management and interest rate risk strategies. Subject to loan demand and our interest rate risk analysis, we may increase the balance of our investment securities portfolio when we have excess liquidity.

Our investment policy was adopted by the board of directors and is reviewed annually by the board of directors. All investment decisions are made by our Asset/Liability Committee according to board-approved policies. An investment schedule detailing the investment portfolio is reviewed at least monthly by the board of directors.

Our current investment policy permits, with certain limitations, investments in: U.S. Treasury securities; securities issued by the U.S. government and its agencies or government sponsored enterprises including mortgage-backed securities, mortgage backed securities and collateralized mortgage obligations issued by other entities; corporate and municipal bonds; certificates of deposit in other financial institutions; federal funds and money market funds.

At December 31, 2025, our investment portfolio consisted of securities and obligations issued by U.S. Government-sponsored enterprises and others including mortgage-backed securities and collateralized mortgage obligations, corporate bonds including bank subordinated debt as well as state and municipal securities. At December 31, 2025, we also owned $2.6 million of Federal Home Loan Bank of Dallas stock. As a member of Federal Home Loan Bank of Dallas, we are required to purchase stock in the Federal Home Loan Bank of Dallas, which is carried at cost and classified as a restricted investment.

As of December 31, 2025 and 2024, all of our available for sale investment securities are carried at fair value through accumulated other comprehensive loss and our held to maturity securities are carried at cost.

The following table summarizes securities available for sale:

| | December 31, | | | |
| | 2025 | | 2024 | |
	Fair Value	Percentage of Total	Fair Value	Percentage of Total
Securities available for sale:				
Residential mortgage-backed	$ 5,796	9.7 %	$ 9,151	12.2 %
Collateralized mortgage obligations	35,742	59.7 %	46,568	61.9 %
State and municipal	8,743	14.6 %	13,277	17.7 %
Corporate bonds	9,612	16.0 %	6,193	8.2 %
U.S. Government and agency	—	— %	—	— %
Total securities available for sale	$ 59,893	100.0 %	$ 75,189	100.0 %

The following table sets forth information regarding fair values, weighted average yields and maturities of available for sale investments. The yields have been computed on a tax equivalent basis. Maturities are based on the final contractual payment dates and do not reflect the impact of prepayments or early redemptions that may occur.

| | December 31, 2025 | | | | | | | | | | | |
| | Due in One Year | | One to Five Years | | Five to Ten Years | | After Ten Years | | No Fixed Maturity | | Total Investment Securities | |
	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
Securities available for sale:												
Residential mortgage-backed	$ —	— %	$ —	— %	$ —	— %	$ —	— %	$ 5,796	2.31 %	$ 5,796	2.31 %
Collateralized mortgage obligations	—	— %	—	— %	—	— %	—	— %	35,742	4.82 %	35,742	4.82 %
State and municipal	—	— %	1,054	2.35 %	3,478	2.35 %	4,212	1.96 %	—	— %	8,744	2.16 %
Corporate bonds	—	— %	—	— %	8,596	5.70 %	1,015	3.96 %	—	— %	9,611	5.52 %
Total securities available for sale	$ —		$ 1,054		$ 12,074		$ 5,227		$ 41,538		$ 59,893	

The following table summarizes securities held to maturity:

| | December 31, | | | |
| | 2025 | | 2024 | |
	Amortized Cost	Percentage of Total	Amortized Cost	Percentage of Total
Securities held to maturity:				
Residential mortgage-backed	$ 16,112	88.1 %	$ 19,090	86.4 %
State and municipal	1,200	6.6 %	1,567	7.1 %
U.S. Government and agency	971	5.3 %	1,439	6.5 %
Total securities held to maturity	$ 18,283	100.0 %	$ 22,096	100.0 %

The following table sets forth information regarding amortized costs, weighted average yields and maturities of all held to maturity investments. The yields have been computed on a tax equivalent basis. Maturities are based on the final contractual payment dates and do not reflect the impact of prepayments or early redemptions that may occur.

| | December 31, 2025 | | | | | | | | | | | |
| | Due in One Year | | One to Five Years | | Five to Ten Years | | After Ten Years | | No Fixed Maturity | | Total Investment Securities | |
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Securities held to maturity:												
Residential mortgage-backed	$ —	— %	$ —	— %	$ —	— %	$ —	— %	$ 16,112	1.74 %	$ 16,112	1.74 %
State and municipal	—	— %	135	2.66 %	—	— %	1,065	4.94 %	—	— %	1,200	4.68 %
U.S. Government and Agency	—	— %	—	— %	971	6.02 %	—	— %	—	— %	971	6.02 %
Total securities held to maturity	$ —		$ 135		$ 971		$ 1,065		$ 16,112		$ 18,283	

For additional information regarding our investment securities portfolio, see Note 3 to the notes to consolidated financial statements.

During the year ended December 31, 2023, the Company entered into interest rate swap agreements with a total notional amount of $25 million to hedge the risk of changes in the fair value of fixed rate available for sale securities for changes in the Secured Overnight Financing Rate (SOFR). The Company terminated the interest rate swap agreements on January 15, 2025, and the $463,000 unrealized gain will be amortized to interest income over the remaining life of the hedged securities.

Sources of Funds

General. Customer deposits have traditionally been our primary source of funds for use in lending and investment activities. We also use borrowings, brokered deposits, and listed deposits to supplement cash flow needs, manage the maturities of liabilities for interest rate risk purposes and to manage the cost of funds. In addition, we receive funds from scheduled loan payments and prepayments, investment maturities and paydowns, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from our primary market area and we attain brokered deposits and listed deposits to supplement our more traditional deposit sources. We offer a selection of deposit accounts, including savings accounts, checking accounts, money market accounts, certificates of deposit and individual retirement accounts. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate.

Interest rates paid, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. We rely upon personalized customer service, long-standing relationships with customers, and the favorable image of Broadstreet Bank in the community to attract and retain local deposits. We also seek to obtain deposits from our commercial loan customers.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts offered allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, we believe that our deposits are relatively stable. However, the ability to attract and maintain deposits and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

The following table sets forth the distribution of total deposits by account type at the dates indicated.

	At December 31,					
	2025			2024		
	Amount	Percent	Average Rate	Amount	Percent	Average Rate
			(Dollars in thousands)			
Noninterest-bearing demand deposits	$ 45,871	14.0 %	— %	$ 41,465	12.3 %	— %
Interest-bearing demand deposits	60,603	18.5 %	0.57 %	71,959	21.4 %	0.66 %
Regular savings deposits and other deposits	41,605	12.7 %	0.38 %	43,266	12.9 %	0.29 %
Money market deposits	46,040	14.0 %	2.65 %	49,203	14.7 %	3.26 %
Certificates of deposit	133,785	40.8 %	3.95 %	129,935	38.7 %	4.31 %
Total	$ 327,904	100.0 %		$ 335,828	100.0 %	

At December 31, 2025 and 2024, the aggregate amount of uninsured deposits, which includes deposit account balances in excess of $250,000, which is the maximum amount for federal deposit insurance, was $45.8 million and

$50.3 million, respectively. At December 31, 2025 and 2024, the aggregate amount of our uninsured certificates of deposit balances in excess of $250,000 was $13.6 million and $10.7 million, respectively. At December 31, 2025 and December 31, 2024, we had no deposits that were uninsured for any reason other than being in excess of the maximum amount for federal deposit insurance. At December 31, 2025 and 2024, the amount of deposits that were brokered was $18.0 million and $22.0 million, respectively. All brokered deposits were fully insured.

The following table sets forth the maturity of our uninsured portion of certificates of deposit at December 31, 2025.

	At December 31, 2025
	(In thousands)
Maturity Period:	
Three months or less	$ 5,325
Over three through six months	2,089
Over six through twelve months	5,526
Over twelve months	634
Total	$ 13,574

Borrowings. At December 31, 2025, we had outstanding advances of $45.7 million from the Federal Home Loan Bank of Dallas. At December 31, 2025, we had unused borrowing capacity of $100.3 million with the Federal Home Loan Bank of Dallas. For further information regarding our borrowings from the Federal Home Loan Bank of Dallas, see note 9 of the notes to consolidated financial statements.

Personnel and Human Capital Resources

As of December 31, 2025, we had 61 full-time employees and 10 part-time employees. Our employees are not represented by any collective bargaining group. Management believes that we have good working relations with our employees.

The success of our business depends highly on our employees, who provide value to our customers and communities through their dedication to our business. We encourage and support the growth and development of our employees and, wherever possible, seek to fill open positions by promotion and transfer from within the organization. Continual learning and career development are advanced through internally developed training programs. We believe our ability to attract and retain employees is a key to our success and strive to offer competitive salaries and employee benefits to all employees and monitor salaries in our market areas.

Subsidiary Activities

Broadstreet Bank is the sole and wholly owned subsidiary of Texas Community Bancshares. Broadstreet Bank has one subsidiary, Mineola Financial Service Corporation, which is currently inactive.

Supervision and Regulation

General

As a Texas-chartered savings bank, Broadstreet Bank is subject to examination and regulation by the Texas Department of Savings and Mortgage Lending, and is also subject to examination by the Federal Deposit Insurance Corporation as deposit insurer. The state and federal system of regulation and supervision establishes a comprehensive framework of activities in which Broadstreet Bank may engage and is intended primarily for the protection of depositors and the Federal Deposit Insurance Corporation's Deposit Insurance Fund, and not for the protection of security holders. Broadstreet Bank also is a member of and owns stock in the Federal Home Loan Bank of Dallas, which is one of the 11 regional banks in the Federal Home Loan Bank System.

Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; provide oversight for the adequacy of the allowance for credit losses for regulatory purposes; and establish the timing and amounts of assessments and fees. Moreover, as part of their examination authority, the banking regulators assign numerical ratings to banks and savings institutions relating to capital, asset quality, management, liquidity, earnings and other factors. These ratings are inherently subjective and the receipt of a less than satisfactory rating in one or more categories may result in enforcement action by the banking regulators against a financial institution. A less than satisfactory rating may also prevent a financial institution, such as Broadstreet Bank or its holding company, from obtaining necessary regulatory approvals to access the capital markets, pay dividends, acquire other financial institutions or establish new branches.

In addition, we must comply with significant anti-money laundering and anti-terrorism laws and regulations, Community Reinvestment Act laws and regulations, and fair lending laws and regulations. Broadstreet Bank must comply with consumer protection regulations issued by the Consumer Financial Protection Bureau, as enforced by the Federal Deposit Insurance Corporation. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to acquire other financial institutions or expand our branch network.

Texas Community Bancshares is a bank holding company and is required to comply with the Bank Holding Company Act of 1956, as amended, and the rules and regulations of the Federal Reserve Board. It is required to file certain reports with the Federal Reserve Board and is subject to examination by and the enforcement authority of the Federal Reserve Board. Additionally, the Federal Reserve Board may directly examine the subsidiaries of a bank holding company, including Broadstreet Bank. Texas Community Bancshares is also subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in applicable laws or regulations, whether by the Texas Department of Savings and Mortgage Lending, the Consumer Financial Protection Bureau, the Federal Deposit Insurance Corporation, the Federal Reserve Board, the Securities and Exchange Commission or Congress, could have a material adverse impact on the operations and financial performance of Texas Community Bancshares and Broadstreet Bank.

Set forth below is a brief description of material regulatory requirements that are or will be applicable to Broadstreet Bank and Texas Community Bancshares. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Broadstreet Bank and Texas Community Bancshares.

Savings Bank Regulation

Business Activities. As a Texas-chartered savings bank, Broadstreet Bank is subject to supervision and regulation by the Texas Department of Savings and Mortgage Lending and the Federal Deposit Insurance Corporation. The Texas Department of Savings and Mortgage Lending supervises and regulates all areas of Broadstreet Bank's operations including, without limitation, the making of loans, the purchase of securities, the conduct of corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking offices. The Texas Department of Savings and Mortgage Lending also conducts examinations of state savings banks and generally conducts joint examinations with the Federal Deposit Insurance Corporation. The Texas Department of Savings and Mortgage Lending charges assessments and fees which recover the costs of examining state savings banks, processing applications and other filings and covering direct and indirect expenses in regulating state savings banks. The Texas Department of Savings and Mortgage Lending also has certain enforcement powers over Broadstreet Bank.

The Federal Deposit Insurance Corporation is Broadstreet Bank's primary federal regulator, which periodically examines Broadstreet Bank's operations and financial condition and compliance with federal consumer protection laws. In addition, Broadstreet Bank's deposit accounts are insured by the Federal Deposit Insurance Corporation to the maximum extent permitted by law, and it has certain enforcement powers over the Bank.

Broadstreet Bank is empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services for the benefit of Broadstreet Bank's customers. Various state consumer laws and regulations also affect the operations of Broadstreet Bank, including state usury laws and consumer credit laws.

Texas law further provides that, subject to the limitations established by rule of the Texas Finance Commission, a Texas savings bank may make any loan or investment or engage in any activity permitted under state law for a bank or savings and loan association or under federal law for a federal savings and loan association, savings bank or national bank if such institution's principal office is located in Texas. This provision is commonly referred to as the "Expansion of Powers" provision of the Texas Finance Code applicable to state savings banks.

Under federal law, a Texas state savings bank is a state bank. The Federal Deposit Insurance Corporation Improvement Act of 1991 provides that no state bank or any subsidiary of a state bank may engage as a principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the Federal Deposit Insurance Corporation determines that the activity poses no significant risk to the Deposit Insurance Fund.

Texas state-chartered savings banks are required to maintain at least 50% of their portfolio assets in qualified thrift investments as defined by in federal law and other assets determined by the Commissioner of the Texas Department of Savings and Mortgage Lending under rules adopted by the Texas Finance Commission, to be substantially equivalent to qualified thrift investments or which further residential lending or community development.

Capital Requirements. Federal regulations require federally insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8.0%, and a 4.0% Tier 1 capital (tier 1 leverage ratio) to total assets.

In determining the amount of risk-weighted assets for calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (*e.g.*, recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk-weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital is generally defined as common stockholders' equity and related surplus and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain non-cumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses, including the allowance for credit losses on off-balance sheet credit exposures, limited to a maximum of 1.25% of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution's capital adequacy, the Federal Deposit Insurance Corporation takes into consideration not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

Federal law required the federal banking agencies, including the Federal Deposit Insurance Corporation, to establish a "community bank leverage ratio" of between 8% and 10% for institutions with assets of less than $10 billion. Institutions with capital complying with the ratio and otherwise meeting the specified requirements and electing the alternative framework are considered to comply with the applicable regulatory capital requirements, including the risk-based requirements. The community bank leverage ratio was established at 9% Tier 1 capital to total average assets, effective January 1, 2020. A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. An institution that temporarily ceases to meet any qualifying criteria is provided with a two-quarter grace period to regain compliance. Failure to meet the qualifying criteria within the grace period or maintain a leverage ratio of 8% or greater requires the institution to comply with the generally applicable regulatory capital requirements.

At December 31, 2025, Broadstreet Bank had opted into the community bank leverage ratio framework and its capital exceeded all applicable requirements.

Loans-to-One Borrower. Because of the availability of the savings bank expansion of powers language in the Texas Finance Code, savings banks have flexibility in the calculation of their applicable lending limit. The lending limit applicable to state banks in Texas is broader than the limit applicable to national banks. The Texas Finance Code adopts the lending limit applicable to federal savings associations under federal law for state savings banks, however, Texas savings bank are permitted under the expansion of power authority to adopt the legal lending limit applicable to national banks or state banks. Generally (subject to certain exceptions) the lending limit for loans to one borrower may not exceed an amount equal to 25% of the bank's unimpaired capital and surplus (Tier 1 Capital). Broadstreet Bank has adopted the lending limit applicable to state banks or 25% of the bank's unimpaired capital and surplus (Tier 1 Capital). At December 31, 2025, Broadstreet Bank was in compliance with the loans-to-one borrower limitations.

Capital Distributions. The Federal Deposit Insurance Act generally provides that an insured depository institution may not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement. Unless the approval of the Federal Deposit Insurance Corporation is obtained, Broadstreet Bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of its net income during the current calendar year and the retained net income of the prior two calendar years. Under Texas law, Broadstreet Bank is permitted to declare and pay a dividend on capital stock only out of current or retained income.

Community Reinvestment Act and Fair Lending Laws. All insured depository institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. The Federal Deposit Insurance Corporation is required to assess Broadstreet Bank's record of compliance with the Community Reinvestment Act. An institution's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Federal Deposit Insurance Corporation, as well as other federal regulatory agencies and the Department of Justice.

The Community Reinvestment Act requires all institutions insured by the Federal Deposit Insurance Corporation to publicly disclose their rating. Broadstreet Bank received a "satisfactory" Community Reinvestment Act rating in its most recent federal examination.

Transactions with Related Parties. An insured depository institution's authority to engage in transactions with its affiliates is generally limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls, or is under common control with, an insured depository institution such as Broadstreet Bank. Texas Community Bancshares will be an affiliate of Broadstreet Bank because of its control of Broadstreet Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, federal regulations prohibit a savings bank from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.

Broadstreet Bank's authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

- be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

- not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Broadstreet Bank's capital.

In addition, extensions of credit in excess of certain limits must be approved by Broadstreet Bank's board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The Federal Deposit Insurance Corporation has primary enforcement responsibility over state savings banks and has authority to bring enforcement action against all "institution-affiliated parties," including directors, officers, stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on a state savings bank. Formal enforcement action by the Federal Deposit Insurance Corporation may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution and the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. The Federal Deposit Insurance Corporation also has the authority to terminate deposit insurance.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for the insured depository institutions they supervise. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, compensation and benefits, and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Branching. Federal law permits insured state banks to engage in interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by a bank in such state. Under current Texas law, Broadstreet Bank can establish a branch in Texas or in any other state. All branch applications require prior approval of the Texas Department of Savings and Mortgage Lending and the Federal Deposit Insurance Corporation. Finally, Broadstreet Bank may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain restrictions.

Prompt Corrective Action. Federal law requires, among other things, that federal banking agencies take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For this purpose, the Federal Deposit Insurance Corporation's regulations stablish five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under applicable regulations, an institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on the payment of dividends, and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. An undercapitalized bank's compliance with a capital restoration plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including a regulatory order to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, ceasing receipt of deposits from correspondent banks, dismissal of directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

The previously referenced final rule establishing an elective "community bank leverage ratio" regulatory capital framework provides that a qualifying institution whose capital exceeds the community bank leverage ratio and opts to use that framework will be considered "well-capitalized" for purposes of prompt corrective action.

At December 31, 2025, Broadstreet Bank met the criteria for being considered "well capitalized."

Insurance of Deposit Accounts. The Deposit Insurance Fund of the Federal Deposit Insurance Corporation insures deposits at Federal Deposit Insurance Corporation-insured financial institutions such as Broadstreet Bank, generally up to a maximum of $250,000 per separately insured depositor. The Federal Deposit Insurance Corporation charges insured depository institutions premiums to maintain the Deposit Insurance Fund.

Under the Federal Deposit Insurance Corporation's risk-based assessment system, institutions deemed less risky of failure pay lower assessments. Assessments for institutions of less than $10 billion of assets are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of an institution's failure within three years.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of Broadstreet Bank. We cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation. Broadstreet Bank does not know of any practice, condition or violation that may lead to termination of its deposit insurance.

Privacy Regulations. Federal regulations generally require that Broadstreet Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship and annually thereafter. In addition, Broadstreet Bank would be required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes, however, the Bank does not share personal information requiring the opt-out notice. Broadstreet Bank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.

USA PATRIOT Act. Broadstreet Bank is subject to the USA PATRIOT Act, which gives federal agencies additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. The USA PATRIOT Act contains provisions intended to encourage information sharing among bank regulatory agencies and law enforcement bodies and imposes affirmative obligations on financial institutions, such as enhanced recordkeeping and customer identification requirements.

Prohibitions Against Tying Arrangements. State savings banks are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Other Regulations

Interest and other charges collected or contracted for by Broadstreet Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; and

- Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of Broadstreet Bank also are subject to, among others, the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Federal Home Loan Bank System

Broadstreet Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Members of the Federal Home Loan Bank are required to acquire and hold shares of capital stock in their Federal Home Loan Bank. Broadstreet Bank complied with this requirement at December 31, 2025. Based on redemption provisions of the Federal Home Loan Bank of Dallas, the stock has no quoted market value and is carried at cost. Broadstreet Bank reviews for impairment, based on the ultimate recoverability, the cost basis of the Federal Home Loan Bank of Dallas stock. At December 31, 2025, no impairment had been recognized.

Holding Company Regulation

Texas Community Bancshares is a bank holding company within the meaning of Bank Holding Company of 1956, as amended. As such, Texas Community Bancshares is registered with the Federal Reserve Board and subject to regulations, examinations, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board has enforcement authority over Texas Community Bancshares and its non-savings bank subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to Broadstreet Bank.

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorized a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking.

Bank holding companies with less than $3 billion in consolidated assets are exempt from consolidated regulatory capital requirements unless the Federal Reserve Board determines otherwise in particular cases.

By law, holding companies, including bank holding companies, must act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

The Federal Reserve Board has issued supervisory policies regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies and savings and loan holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the company's net income for the past four quarters, net of capital distributions previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. The policy statement also states that a holding company should inform the Federal Reserve Board supervisory staff before redeeming or repurchasing common stock or perpetual preferred stock if the holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred.

These regulatory policies may affect the ability of Texas Community Bancshares to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Change in Control Regulations

Under the Change in Bank Control Act, no person or group of persons may acquire "control" of a bank holding company, such as Texas Community Bancshares, unless the Federal Reserve Board has been given 60 days' prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution's directors, or a determination by the regulator that the acquirer has the power, directly or indirectly, to exercise a controlling influence over the management or policies of the institution. There is a presumption of control upon the acquisition of 10% or more of a class of voting stock if the holding company involved has its shares registered under the Securities Exchange Act of 1934, or, of the holding company involved does now have its shares registered under the Securities Exchange Act of 1934, if no other persons will own, control or hold the power to vote a greater percentage of that class of voting security after the acquisition.

Federal Securities Laws

The common stock of Texas Community Bancshares is registered with the Securities and Exchange Commission. Texas Community Bancshares is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Emerging Growth Company Status

Texas Community Bancshares is an emerging growth company. For as long as it continues to be an emerging growth company, it may choose to take advantage of exemptions from various reporting requirements applicable to public companies. These exemptions include, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company, Texas Community Bancshares also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors audit our internal control over financial reporting. We have also elected not to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Such an election is irrevocable during the period a company is an emerging growth company.

Texas Community Bancshares will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the completion of the Conversion; (ii) the first fiscal year after our total annual gross revenues are $1.235 billion (adjusted for inflation) or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million at the end of the second quarter of that fiscal year. We expect to lose our status as an emerging growth company effective December 31, 2026, which is the end of the fiscal year following the fifth anniversary of the completion date of the Conversion.

Taxation

Broadstreet Bank and Texas Community Bancshares are subject to federal and state income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal and state taxation is intended only to summarize certain pertinent tax matters and is not a comprehensive description of the tax rules applicable to Texas Community Bancshares or Broadstreet Bank.

Our federal and state tax returns have not been audited for the past five years.

Federal Taxation

Method of Accounting. Broadstreet Bank currently reports income and expenses on the accrual method of accounting and use a tax year ending December 31 for filing their federal income tax returns. The Small Business Protection Act of 1996 eliminated the use of the reserve method of accounting for income taxes on bad debt reserves by savings institutions. For taxable years beginning after 1995, Broadstreet Bank has been subject to the same bad debt reserve rules as commercial banks. It currently utilizes the specific charge-off method under Section 582(a) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Texas Community Bancshares and Broadstreet Bank will file a consolidated federal income tax return.

Alternative Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, less an exemption amount, referred to as "alternative minimum taxable income." The alternative minimum tax is payable to the extent tax computed this way exceeds tax computed by applying the regular tax rates to regular taxable income. Net operating losses can, in general, offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. The Tax Cuts and Jobs Act repealed the alternative minimum tax for income generated after January 1, 2018. At December 31, 2025, Broadstreet Bank had no minimum tax credit carryovers.

Net Operating Loss Carryovers. As a result of the Tax Cuts and Jobs Act generally, a financial institution may carry net operating losses forward indefinitely. At December 31, 2024, Broadstreet Bank had a $2.8 million federal net operating loss carryforward.

Capital Loss Carryovers. A corporation cannot recognize capital losses in excess of capital gains generated. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any undeducted loss remaining after the five-year carryover period is no longer deductible. At December 31, 2025, Broadstreet Bank had no capital loss carryovers.

Corporate Dividends. Texas Community Bancshares, Inc. may generally exclude from its income 100% of dividends received from Broadstreet Bank, as a member of the same affiliated group of corporations.

Excise Tax. The Internal Revenue Code imposes a stock repurchase excise tax equal to 1% of the fair market value of any stock of the Company that is repurchased by the Company during the taxable year beginning January 1, 2023. The tax is not included in income tax expense, but is recognized as a cost of the stock repurchased and reflected in the end of year treasury stock balance.

State Taxation

Texas State Taxation. Texas Community Bancshares and Broadstreet Bank file a combined annual report and pay franchise tax to the State of Texas.

Maryland State Taxation. As a Maryland business corporation, Texas Community Bancshares is required to file a personal property and income tax return and pay taxes to the State of Maryland.

ITEM 1A.   <u>**Risk Factors**</u>

Not applicable, as Texas Community Bancshares is a "smaller reporting company."

ITEM 1B.   <u>**Unresolved Staff Comments**</u>

None.

ITEM 1C.   <u>**Cybersecurity**</u>

Risk Management and Strategy

The Company's Information Security Program ("Program") uses a variety of safeguards to protect the confidentiality, integrity, and availability of information. The Program is designed to identify, prevent, or mitigate the risks from cybersecurity threats. The Program leverages recognized security frameworks, such as the National Institute of Standards and Technology (NIST), Financial Services Information Sharing and Analysis Center (FS-ISAC), and Federal Financial Institutions Examination Council (FFIEC) to organize, improve, and assess the program and to better manage and reduce cybersecurity risk. The Program is assessed and updated annually and as needed.

The Company regularly assesses the threats and vulnerabilities to its environment so it can update and maintain its systems and controls to effectively mitigate these risks. Layered security controls are designed to complement each other to protect customer information and transactions. The Company periodically engages third-party experts and consultants to conduct evaluations of our security controls, whether through penetration testing, audits, assessments, or consulting on best practices to address new challenges. Results are used to help drive priorities and initiatives to improve the Program. Additionally, as a regulated entity, bank regulators assess the quality of our information security program during their regular examinations of the Company and its compliance with federal regulations and requirements.

The Company's third-party risk management program is designed to oversee and identify the cybersecurity threats associated with the use of third-party service providers. While the optics into a third-party's operation are limited, the Company performs risk-based evaluations of third-party service providers. These evaluations include reviewing information including, but not limited to, security assessment questionnaires, security testing summaries, audit reports performed under the SSAE 18 Audit Standard, and information security policies.

We view security awareness as a continuous program. All Company employees receive cybersecurity and fraud training at the required new employee orientation and subsequently receive information security tips via email. Employees also receive annual security awareness training.

During the fiscal year of this Report, the Company has not identified risks from cybersecurity threats that individually or in the aggregate have materially affected or are reasonably anticipated to materially affect the organization. Nevertheless, the Company recognizes cybersecurity threats are ongoing and evolving, and we continue to remain vigilant.

Governance

The Company's system of internal controls also incorporates a protocol for the appropriate reporting and escalation of information and cybersecurity matters to management and the Board of Directors for resolution and, if necessary, disclosure of any material incidents. The Board of Directors is actively engaged in the oversight of the Company's continuous efforts to reinforce and enhance its operational resilience and receives education to enhance their oversight efforts to accommodate for the ever-evolving information and cybersecurity threat landscape. The Information Security Officer ("ISO") reports regularly to the Board, management and any appropriate committees on the information and cybersecurity risks, threats, exposures, and mitigation measures. The Company's incident response process is periodically tested and includes cybersecurity scenarios.

The Chief Operating Officer (COO) along with the ISO are responsible for developing and implementing our Program and reporting on cybersecurity matters to the Board. Our COO and ISO have over 25 years of combined related experience. We view cybersecurity as a shared responsibility, and we periodically perform simulations and tabletop exercises and incorporate external resources and advisors as needed.

The Program is overseen by the Information Security Committee, Board of Directors, and Compliance Committee.

The Company's Board of Directors monitors the Program including policies and practices. The Company's Compliance Committee and Information Security Committee along with the company's Board of Directors oversee areas of operational risk such as information technology activities; risks associated with development, infrastructure, and cybersecurity; oversight of information security risk assessments, strategies, policies, and programs; and disaster recovery, business continuity, and incident response process. The COO also provides periodic cybersecurity updates to the Board of Directors.

We face a number of cybersecurity risks in connection with our business. Although such risks have not materially affected us, including our business strategy, results of operations, or financial condition, to date. Disruptions in our information technology systems or a compromise of security with respect to our systems could adversely affect our operating results by limiting our ability to effectively monitor and control our operations, adjust to changing market conditions, implement strategic initiatives or support our customer transactions and our business may be adversely affected by security breaches at third-parties.

ITEM 2.   <u>Properties</u>

As of December 31, 2025, the net book value of our land, building and equipment was $11.5 million. The following table sets forth information regarding our offices as of December 31, 2025:

Location	Leased or Owned	Year Acquired or Leased	Net Book Value of Land, Building & Equipment (In thousands)	
Main Office:				
215 West Broad Street Mineola, TX 75773	Own	1964	$	1,668
Corporate Office:				
5755 Eagles Nest Blvd Tyler, TX 75703	Lease	2025	$	34
Branch Offices:				
1224 North Pacific Street Mineola, TX 75773	Lease	1999	$	75
415 West Frank Street Grand Saline, TX 75140	Own	2006	$	935
500 South Main Street Winnsboro, TX 75494	Own	2005	$	1,191
304 South Main Street Lindale, TX 75771	Own	2017	$	4,062
500 West Pine Street Edgewood, TX 75117	Own	2018	$	773
917 East Southeast Loop 323 Tyler, TX 75701	Own	2023	$	2,412

In 2025, the Company leased corporate office space in Tyler, Texas for employee and customer accessibility and began due diligence for purchase of land in Terrell, Texas for a new branch. At December 31, 2025, the book value of the land being purchased was $117,000 and the Company closed on the property on January 5, 2026 for a purchase price of $1.5 million. We believe that all other current facilities are adequate to meet our present and foreseeable needs with future expansion in Terrell, Texas.

ITEM 3.   <u>Legal Proceedings</u>

Periodically, we are involved in claims and lawsuits, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. The Company has been named a defendant in a legal action arising from the conduct of its normal business and employment activities. Management believes that the legal action against the Company is without merit and intends to defend against it. Any liability that could arise with respect to this action is not reasonably estimable at December 31, 2025 and in the opinion of the Company, any such liability will not have a material adverse effect on the Company's consolidated financial statements.

ITEM 4.   <u>Mine Safety Disclosures</u>

Not applicable.

ITEM 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

The common stock of Texas Community Bancshares is listed on The Nasdaq Capital Market under the symbol "TCBS". As of March 19, 2026, we had 535 stockholders of record, and 2,885,392 shares of common stock outstanding.

The payment and amount of any dividend payments is subject to statutory and regulatory limitations, and depends upon a number of factors, including the following: regulatory capital requirements; our financial condition and results of operations; tax considerations; and general economic conditions.

On May 16, 2023, the Company announced a program to repurchase up to 164,842 shares of the Company's outstanding common stock or approximately 5% of the shares then outstanding. On November 9, 2023, after completing the purchase of 164,842 shares, the Company announced a second repurchase program of 161,316 shares, or approximately 5% of the shares then outstanding, which was completed on April 14, 2025. On February 27, 2025, the Company announced a third repurchase program of 153,083 shares, or approximately 5% of the shares then outstanding. On December 16, 2025, after completing the purchase of 153,083 shares, the Company announced a fourth repurchase program of 144,364 shares, or approximately 5% of the shares then outstanding. The program has no stated expiration date.

The following table summarizes the Company's repurchases of its outstanding shares of common stock during the quarter ended December 31, 2025.

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares That May Yet be Purchased Under the Plans
October 1, 2025 - October 31, 2025	23,000	16.22	23,000	27,468
November 1, 2025 - November 30, 2025	18,000	16.01	18,000	9,468
December 1, 2025 - December 31, 2025	9,468	16.35	9,468	-
Total	50,468	$ 16.17	50,468	

There were no sales of unregistered securities during the year ended December 31, 2025.

ITEM 6. **Reserved**

ITEM 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the consolidated financial statements, which appear elsewhere in this annual report. You should read the information in this section in conjunction with the other business and financial information provided in this annual report.

Overview

Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings from the Federal Home Loan Bank of Dallas, in residential real estate loans, commercial real estate loans, construction and land loans and, to a lesser extent, commercial loans and consumer and other loans. Although the majority of our loans were fixed-rate loans, with the growth in the commercial lending portfolio in 2025, many of our originations were loans with adjustable rates. We also invest in securities, which have historically consisted primarily of mortgage-backed securities and obligations issued by U.S. government sponsored enterprises and others, state and municipal securities, collateralized mortgage obligations, corporate bonds, and Federal Home Loan Bank stock. We offer a variety of deposit accounts, including checking accounts, savings accounts and certificate of deposit accounts. Broadstreet Bank is subject to comprehensive regulation and examination by the Texas Department of Savings and Mortgage Lending and the Federal Deposit Insurance Corporation and is a member of the Federal Home Loan Bank system.

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on our interest-bearing liabilities. Our results of operations also are affected by our provision for credit losses, non-interest income and non-interest expense. Non-interest income currently consists primarily of service charges on deposit accounts, other service charges and fees, income from bank owned life insurance, gains and losses on the sale or disposal of assets and other income. Non-interest expense currently consists primarily of expenses related to salaries and employee benefits, occupancy and equipment, data processing, technology expenses, contract services, director fees, and other expenses.

We invest in bank owned life insurance to provide us with a funding source to offset some costs of our benefit plan obligations. Bank owned life insurance provides us with non-interest income that is nontaxable. Federal regulations generally limit our investment in bank owned life insurance to 25% of our Tier 1 capital plus our allowance for credit losses. At December 31, 2025, our investment in bank owned life insurance was $6.5 million, which was within this investment limit.

Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Business Strategy

Our current business strategy consists of the following:

- *Continue to serve our community as a community bank.* Since our founding in 1934, we have operated as a community bank. Historically, our primary lending activity has been the origination of fixed-rate residential mortgage loans to individuals in our market area funded primarily by deposits gathered from individuals and businesses in our market area. We expect that real estate lending will continue to be a primary focus of our business for the foreseeable future, however, this focus has expanded to include more commercial real estate as an integral part of the Company's strategic plan. As part of our customer focus, we generally do not sell the loans we originate but retain them in our portfolio. In 2024, we sold a block of residential loans in order to restructure the loan portfolio more quickly, but it is not part of our normal procedures to sell the loans we originate. When customers have questions regarding their loans, they are able to deal directly with us rather than another institution. At December 31, 2025, one-to-four family residential mortgage loans totaled $140.4 million, or 45.8% of total loans. This amount includes one- to four-family residential mortgage loans originated in the Dallas Fort Worth Metroplex. We have originated one-to-four family residential mortgage loans secured primarily by owner-occupied properties located in the Dallas Fort Worth Metroplex for over ten years and continue to do so primarily through existing relationships and word-of-mouth referrals. At December 31, 2025, these loans amounted to $42.4 million and included $14.8 million of jumbo loans with current balances exceeding the 2025 conforming loan limits.

- ***Grow and diversify our loan portfolio prudently.*** There has been an influx of retirees and others from the Dallas metropolitan area and an influx of new residents in general into the state of Texas and our market area. Our more rural market area offers a lower-cost of living and many recreational amenities, while being within easy reach of the cities of Dallas and Tyler and the urban amenities they offer. We believe this movement away from major cities like Dallas was accelerated by the work-from-home trend. In 2024, we opened a branch office in Tyler, Texas and a new branch office in Lindale, Texas in order to better serve that rapidly growing Smith county market. In 2018 we acquired our branch office in Edgewood, Texas. Edgewood is located in a growth area of our market because of its closer proximity to Dallas. The increase in population in our market area as well as the expansion in Smith county has provided opportunities for residential mortgage lending, construction and land lending, and commercial real estate lending. We closed a loan production office in Canton, Texas in 2024 after determining that we can adequately meet the loan demand of that area through the use of technology and other resources. As we continue our historical focus on the origination of residential mortgage loans, we have increased our focus on commercial real estate lending and construction and land lending to continue to diversify our loan portfolio and income sources. At December 31, 2025, commercial real estate loans amounted to $61.5 million, or 20.1% of total loans compared to $56.1 million, or 18.9% at December 31, 2024, and construction and land loans amounted to $48.4 million, or 15.8% of total loans compared to $54.1 million, or 18.2% at December 31, 2024. In 2024, we sold a block of 111 residential loans totaling $24.3 million to reallocate into commercial real estate and other categories to accelerate diversification of the portfolio with a goal of increasing our interest income and mitigating interest rate risk.

  Our commercial real estate loans and construction and land loans have higher credit risk than our residential mortgage loans.

- ***Continue to grow core deposits.*** We consider our core deposits to include statement savings accounts, money market accounts, negotiable orders of withdrawal (NOW) accounts, other savings deposits and checking accounts. We will continue our efforts to increase our core deposits to provide a stable source of funds to support loan growth at costs consistent with improving our interest rate spread and net interest margin. Core deposits totaled $194.1 million, or 59.2% of total deposits, as of December 31, 2025, compared to $205.9 million, or 61.3% of total deposits, as of December 31, 2024.

- ***Continue to manage credit risk to maintain a low level of nonperforming assets.*** Historically, we have been able to maintain a high level of asset quality. We believe strong asset quality remains a key factor to our long-term financial success. Our total nonperforming assets to total assets ratio was 2.65% and 0.62% at December 31, 2025 and 2024, respectively. This increase is due primarily to the foreclosure of one multi-family property, now held in other real estate owned and currently for sale. Our strategy for credit risk management continues to focus on having an experienced team of credit professionals, well-defined policies and procedures, appropriate loan underwriting criteria and active credit monitoring.

- ***Grow organically and through opportunistic acquisitions or branching.*** We intend to grow our assets organically on a managed basis, and the capital raised in the offering has enabled us to increase our lending and investment capacity. In addition to organic growth, we may also consider expansion opportunities in our market area or in contiguous markets that we believe would enhance both our franchise value and stockholder returns. These opportunities may include acquiring other financial institutions and/or establishing loan production offices, establishing new, or de novo, branch offices and/or acquiring branch offices, and the capital we raised in the offering will help us fund any such opportunities that may arise.

Summary of Critical Accounting Policies and Critical Accounting Estimates

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be critical accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an "emerging growth company" we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We determined not to take advantage of the benefits of this extended transition period.

The following represent our critical accounting policies:

Allowance for Credit Losses. Effective January 1, 2023, the Company adopted Accounting Standards Update 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASC 326"), referred to as CECL. The allowance for credit losses applies to any financial asset carried at amortized cost, including unfunded commitments. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect collectability. The Company uses the weighted average remaining maturity (WARM) method to estimate future expected losses for all of the Company's loan pools. The allowance for credit losses on loans is a reserve for estimated current expected credit losses on individually evaluated loans determined to be impaired as well as estimated current expected credit losses inherent in the loan portfolio. Actual credit losses, net of recoveries, are deducted from the allowance for credit losses. Loans are charged off when management believes that the uncollectability of the principal is confirmed. Subsequent recoveries, if any, are credited to the allowance for credit losses. A provision for credit losses, which is a charge against earnings, is recorded to bring the allowance for credit losses to a level that, in management's judgment, is adequate to absorb current expected losses in the loan portfolio. Management's evaluation process used to determine the appropriateness of the allowance for credit losses is subject to the use of estimates, assumptions, and judgment. The evaluation process involves gathering and interpreting many qualitative and quantitative factors which could affect current expected credit losses. Because interpretation and analysis involves judgment, current economic or business conditions can change, and future events are inherently difficult to predict, the anticipated amount of estimated credit losses and therefore the appropriateness of the allowance for credit losses could change significantly.

For additional information regarding the allowance for credit losses, see notes 1 and 4 of the notes to consolidated financial statements.

Income Taxes. The assessment of income tax assets and liabilities involves the use of estimates, assumptions, interpretation, and judgment concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management's current assessment, the impact of which could be significant to the results of operations and reported earnings.

Texas Community Bancshares files consolidated federal income tax returns with Broadstreet Bank. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax law rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income tax expense. Valuation allowances are established when it is more likely than not that a portion of the full amount of the deferred tax asset will not be realized. In assessing the ability to realize deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. We may also recognize a liability for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the consolidated financial statements. Penalties related to unrecognized tax benefits are classified as income tax expense.

Selected Financial Data

The following selected consolidated financial data sets forth certain financial highlights of the Company and should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

	At December 31, 2025	At December 31, 2024
Selected Financial Condition Data (Amounts in thousands):		
Total assets	$ 429,842	$ 443,457
Cash and cash equivalents	6,450	13,290
Interest bearing deposits in banks	5,509	9,720
Securities available for sale	59,893	75,189
Securities held to maturity	18,283	22,096
Loans and leases receivable, net	303,205	293,708
Premises and equipment, net	11,459	11,526
Bank owned life insurance	6,544	6,370
Other real estate owned	9,271	480
Restricted investments carried at cost	2,773	3,715
Core deposit intangible	—	132
Total deposits	327,904	335,828
Advances from the Federal Home Loan Bank	45,669	49,878
Total shareholders' equity	53,757	52,108

	For the Twelve Months Ended December 31,	
	2025	2024
Selected Operating Data (Amounts in thousands):		
Interest income	$ 22,491	22,452
Interest expense	9,177	9,902
Net interest income	13,314	12,550
Provision for credit losses	831	158
Net interest income after provision for credit losses	12,483	12,392
Noninterest income (loss)	3,079	(1,903)
Noninterest expense	12,198	12,270
Income (Loss) before income taxes	3,364	(1,781)
Income tax expense (benefit)	522	(476)
Net income (loss)	$ 2,842	$ (1,305)

	At or For the Years Ended December 31,	
	2025	2024
Performance Ratios:		
Return on average assets	0.65 %	(0.29)%
Return on average equity	6.18 %	(3.08)%
Interest rate spread [1]	2.80 %	2.51 %
Net interest margin [2]	3.26 %	2.98 %
Noninterest expense to average assets	2.77 %	2.73 %
Efficiency ratio [3]	74.41 %	115.24 %
Average interest-earning assets to average interest-bearing liabilities	120.45 %	120.01 %
Capital Ratios:		
Average equity to average assets	10.45 %	9.44 %
Total capital to risk-weighted assets	16.67 %	15.60 %
Tier 1 capital to risk-weighted assets	15.57 %	14.59 %
Common equity tier 1 capital to risk-weighted assets	15.57 %	14.59 %
Tier 1 capital to average assets	11.74 %	10.84 %
Asset Quality Ratios:		
Allowance for credit losses as a percentage of total loans	1.12 %	1.09 %
Allowance for credit losses as a percentage of nonperforming loans	161.05 %	142.57 %
Allowance for credit losses as a percentage of nonaccrual loans	170.80 %	151.62 %
Nonaccrual loans as a percentage of total loans	0.66 %	0.72 %
Net (charge-offs) recoveries to average outstanding loans during the year	(0.17)%	(0.05)%
Nonperforming loans as a percentage of total loans	0.70 %	0.76 %
Nonperforming loans as a percentage of total assets	0.50 %	0.51 %
Total nonperforming assets as a percentage of total assets	2.65 %	0.62 %
Other Data:		
Number of offices	7	7
Number of full-time employees	61	60
Number of part-time employees	10	8

(1) Represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percentage of average interest-earning assets.
(3) Represents noninterest expenses divided by the sum of net interest income and noninterest income.

Comparison of Financial Condition at December 31, 2025 and December 31, 2024

Total Assets. Total assets were $429.8 million as of December 31, 2025, a decrease of $13.7 million, or 3.1%, when compared to total assets of $443.5 million as of December 31, 2024. The decrease was due primarily to a decrease in securities of $19.1 million, or 19.6%, to $78.2 million at December 31, 2025 from $97.3 million at December 31, 2024, a decrease in cash and equivalents of $6.8 million, or 51.1%, to $6.5 million at December 31, 2025 from $13.3 million at December 31, 2024, and a decrease in interest bearing deposits in banks of $4.2 million, or 43.3%, to $5.5 million at December 31, 2025 from $9.7 million at December 31, 2024 partially offset by an increase in net loans and leases of $9.5 million, or 3.2%, to $303.2 million at December 31, 2025 from $293.7 million at December 31, 2024, and an increase in other real estate owned of $8.8 million, or 1837.5% to $9.3 million at December 31, 2025 which consisted of a foreclosed multifamily property, two parcels of land received in lieu of foreclosure, and a building the Bank had purchased for expansion and had listed for sale. The decrease in securities included sales of securities for general liquidity purposes.

Cash and Cash Equivalents. Total cash and cash equivalents (which includes fed funds sold) decreased $6.8 million, or 51.1%, to $6.5 million (including $2.6 million in Fed Funds sold) at December 31, 2025 from $13.3 million (including $9.3 million in Fed Funds sold) at December 31, 2024. These balances provided a favorable yield while maintaining adequate liquidity for strategic funding needs.

Interest Bearing Deposits in Banks. Interest bearing deposits in banks decreased $4.2 million, or 43.3%, to $5.5 million at December 31, 2025, from $9.7 million at December 31, 2024. The decrease was the result of general funding needs for loan growth, and the paydown of maturing FHLB Advances and brokered deposits, and a decrease in core deposits.

Securities Available for Sale. Securities available for sale decreased by $15.3 million, or 20.3%, to $59.9 million at December 31, 2025 from $75.2 million at December 31, 2024. The decrease in securities resulted primarily from sales of securities in 2025 for general liquidity purposes. During the year ended December 31, 2025, we had sales of securities of $23.8 million partially offset by strategic purchases of $23.7 million in securities with more attractive yields or overall terms and received paydowns and payoffs of $17.7 million. Additionally, we purchased $30.0 million in short-term US treasury securities as part of a tax management strategy. Unrealized losses on the available for sale portfolio decreased by $2.6 million, or 40.0%, to $3.9 million, from $6.5 million, due primarily to decreases in market interest rates. Gross unrealized losses on the available for sale portfolio consisting of 66 securities decreased from $6.5 million, or 8.0% of the portfolio's amortized cost of $81.6 million at December 31, 2024, to $3.9 million, or 6.1% of the amortized cost of $63.8 million at December 31, 2025. These unrealized losses are due to increases in market interest rates since the time of purchase.

At December 31, 2025, the AFS portfolio was comprised of 59.7% collateralized mortgage obligations, 16.0% corporate bonds, 14.6% state and municipal securities, and 9.7% residential mortgage backed securities.

Securities Held to Maturity. Securities held to maturity decreased by $3.8 million, or 17.2%, to $18.3 million at December 31, 2025 from $22.1 million at December 31, 2024. This decrease is primarily due to principal repayments of $3.4 million and maturities of $365,000. At December 31, 2025, the portfolio was comprised of 88.1% residential mortgage backed securities, 6.6% state and municipal securities and 5.3% U.S. government and agency bonds.

Loans and Leases Receivable, Net. Net loans and leases receivable increased $9.5 million, or 3.2%, to $303.2 million at December 31, 2025 from $293.7 million at December 31, 2024. The increase in loans was primarily due to an increase in loans secured by farmland and commercial real estate, as well as municipal loans and commercial loans. Farmland loans increased $7.6 million, or 80.0%, from $9.5 million for the year ended December 31, 2024 to $17.1 million for the year ended December 31, 2025. Commercial real estate loans increased $5.4 million, or 9.6%, from $56.1 million for the year ended December 31, 2024 to $61.5 million for the year ended December 31, 2025. Municipal loans increased $5.6 million, or 60.2%, from $9.3 million for the year ended December 31, 2024 to $14.9 million for the year ended December 31, 2025. Commercial loans increased $2.5 million, or 39.7%, from $6.3 million for the year ended December 31, 2024 to $8.8 million for the year ended December 31, 2025. These increases were partially offset by a decrease in construction and land loans of $5.7 million, or 10.5% from $54.1 million for the year ended December 31, 2024 to $48.4 million for the year ended December 31, 2025 due to the foreclosure of a multifamily property in our primary market. 1-4 family residential and multifamily real estate loans decreased $4.8 million, or 3.1%, from $156.1 million for the year ended December 31, 2024 to $151.3 million for the year ended December 31, 2025. There was $86.8 million in loan originations partially offset by $44.3 million in payoffs and other principal reductions and $11.9 million in contractual repayments.

Loan portfolio diversification efforts continue in line with the Bank's strategic plan to increase loans in the commercial real estate portfolio. Loans secured by residential and multifamily real estate decreased $4.8 million, or 3.1%, to $151.3 million, or 49.4% of the loan portfolio, at December 31, 2025, from $156.1 million, or 52.5% of total loans at December 31, 2024. Construction and land loans decreased $5.7 million, or 10.5%, to $48.4 million, or 15.8% of total loans at December 31, 2025, from $54.1 million, or 18.2% of total loans at December 31, 2024. Farmland loans increased $7.6 million, or 80.0%, to $17.1 million, or 5.6% of total loans at December 31, 2025, from $9.5 million, or 3.2% of total loans at December 31, 2024. Municipal loans increased $5.6 million, or 60.2%, to $14.9 million, or 4.8% of the loan portfolio at December 31, 2025, from $9.3 million, or 3.1% of total loans at December 31. 2024. Commercial loans increased $2.5 million, or 39.7%, to $8.8 million, or 2.8% of total loans at December 31, 2025, from $6.3 million, or 2.1% of total loans at December 31, 2024. Commercial real estate loans increased $5.4 million, or 9.6%, to $61.5 million, or 20.1% of total loans at December 31, 2025, from $56.1 million, or 18.9% of total loans at December 31, 2024.

At December 31, 2025, commercial real estate loans consisted of $26.9 million owner occupied and $34.6 million non-owner occupied real estate. At December 31, 2025, commercial real estate loans primarily include loans collateralized by gas stations with convenience stores ($16.7 million), self-storage facilities ($15.6 million), and commercial rental properties ($11.4 million). At December 31, 2025, $18.5 million in commercial real estate loans are outside of our primary market area.

During the year ended December 31, 2025, loan originations totaled $86.7 million of which $10.3 million were renewals or refinancings of existing loans with Broadstreet Bank (including interim construction loans converting to a permanent loan), resulting in net originations of $76.4 million. Originations consisted primarily of $11.4 million in one-to-four family residential mortgage loans, $2.1 million in multifamily loans, interim construction loans of $27.0 million (when fully funded upon completion), $18.9 million in commercial real estate loans, $2.2 million in consumer and other loans, $2.6 million in commercial and industrial loans, $6.9 million in land and development loans, $9.7 million in farmland loans and $5.9 million in municipal loans. Originated interim construction loans included $2.7 million in commercial construction, $19.1 million in residential construction loans, including 22 speculative residential loans of $10.4 million, and four infrastructure development loans totaling $5.2 million. During the year ended December 31, 2025, interim construction loans (when fully funded upon completion) decreased by $6.5 million, or 15.2%, to $36.0 million at December 31, 2025 from $42.5 million at December 31, 2024. The total interim construction loan portfolio consisted of 54 loans with funded balances of $23.9 million at December 31, 2025 compared to 55 loans at December 31, 2024 with funded balances of $33.1 million. Construction loans continue to be a large segment of our loan portfolio with the majority of the loans being originated in our primary market.

Other real estate owned. Other real estate owned increased $8.8 million, or 1,837.5%, to $9.3 million at December 31, 2025 from $480,000 at December 31, 2024. At December 31, 2024, there were two properties in other real estate owned that were properties the Bank had purchased for expansion and in 2024 decided to sell. One of these properties was sold in 2025 and one remains at a value of $167,000 at December 31, 2025. Four additional properties were added to other real estate owned. One of these was sold at a gain and three remain at December 31, 2025 including a residential development property in Dallas, Texas, with a carrying value of $1.3 million, a commercial development property in North Richland Hills, Texas, with a carrying value of $2.1 million, and a multi-family property in our primary service area with a carrying value of $5.7 million. We are actively marketing all four other real estate owned properties.

Deposits. Deposits decreased $7.9 million, or 2.4%, to $327.9 million at December 31, 2025 from $335.8 million at December 31, 2024. Core deposits (defined as all deposits other than certificates of deposit) decreased $11.8 million, or 5.7%, to $194.1 million at December 31, 2025 from $205.9 million at December 31, 2024. Retail certificates of deposit increased $5.1 million, or 4.8%, to $113.1 million at December 31, 2025 from $107.9 million at December 31, 2024. Brokered deposits decreased $4.0 million, or 18.2%, to $18.0 million at December 31, 2025, from $22.0 million at December 31, 2024. We have lowered rates on most interest-bearing deposit accounts but continue to match short-term CD rates as part of a retention effort due to a competitive deposit market. With the decline in deposit rates, we have seen a migration of deposits from non-maturity deposits into higher yielding CDs. The average cost of interest-bearing deposits has declined 13 basis points, or 4.9%, to 2.46% at December 31, 2025, compared to 2.59% at December 31, 2024. At December 31, 2025, there were 195 accounts with balances in excess of the $250,000 FDIC insurance limit with a total balance of $94.6 million, or 28.9% of deposits. The amount that was over $250,000 was $45.8 million, or 14.0%, that was potentially uninsured, including certificates of deposit of $13.6 million and $32.2 million in checking, MMDA and savings accounts.

Advances from the Federal Home Loan Bank. Advances from the Federal Home Loan Bank decreased by $4.2 million, or 8.4%, to $45.7 million at December 31, 2025 from $49.9 million at December 31, 2024 due to maturities and principal payments on amortizing advances.

Shareholders' Equity. Total shareholders' equity increased $1.7 million, or 3.3%, to $53.8 million at December 31, 2025 from $52.1 million at December 31, 2024. This increase was primarily due to $2.8 million net income for the year ended December 31, 2025, a decrease in the other comprehensive loss of $1.7 million, $607,000 in expense related to the equity incentive plan for the year ended December 31, 2025, and an increase in equity of $253,000 for the 2025 funding of the Broadstreet Bank leveraged ESOP with the release of 15,472 ESOP shares to participants. At December 31, 2025, the unallocated ESOP contra equity account was $1.9 million. The Company also repurchased 196,968 shares of its common stock for a decrease of $3.2 million and paid quarterly dividends totaling $593,000.

At December 31, 2025, Broadstreet Bank opted to use the community bank leverage ratio framework (Tier 1 capital to average assets) for regulatory capital purposes. At December 31, 2025, a community bank leverage ratio of at least 9.0% is required to be considered "well capitalized" under regulatory requirements. At December 31, 2025, Broadstreet Bank's community bank leverage ratio was 11.74%.

Average Balance Sheets

The following tables set forth average balance sheets, average yields and costs, and certain other information at and for the periods indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Nonaccrual loans are included in the computation of average balances. Average yields for loans include loan fees of $557,000 and $511,000 for the years ended December 31, 2025 and 2024, respectively. We have not recorded deferred loan fees, as we have determined them to be immaterial.

	For the Year Ended December 31,					
	2025			2024		
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$ 298,300	$ 17,681	5.93 %	$ 282,894	$ 15,923	5.63 %
Allowance for credit losses	(3,260)			(3,044)		
Securities	97,846	4,123	4.21 %	110,893	4,464	4.03 %
Restricted stock	2,934	167	5.69 %	3,584	221	6.17 %
Interest-bearing deposits in banks	7,442	323	4.34 %	13,271	723	5.45 %
Federal funds sold	4,781	207	4.33 %	12,465	671	5.38 %
Financial derivative	18	(10)		380	450	
Total interest-earning assets	408,061	22,491	5.51 %	420,443	22,452	5.34 %
Noninterest-earning assets	31,765			28,720		
Total assets	$ 439,826			$ 449,163		
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 64,213	363	0.57 %	$ 69,237	454	0.66 %
Regular savings and other deposits	42,731	162	0.38 %	45,652	134	0.29 %
Money market deposits	45,236	1,201	2.65 %	44,526	1,453	3.26 %
Certificates of deposit	136,209	5,379	3.95 %	121,986	5,252	4.31 %
Total interest-bearing deposits	288,389	7,105	2.46 %	281,401	7,293	2.59 %
Advances from the Federal Home Loan Bank	50,186	2,063	4.11 %	68,224	2,599	3.81 %
Other liabilities	218	9	4.13 %	724	10	1.38 %
Total interest-bearing liabilities	338,793	9,177	2.71 %	350,349	9,902	2.83 %
Noninterest-bearing demand deposits	50,640			51,760		
Other noninterest-bearing liabilities	4,430			4,641		
Total liabilities	393,863			406,750		
Total shareholders' equity	45,963			42,413		
Total liabilities and shareholders' equity	$ 439,826			$ 449,163		
Net interest income		$ 13,314			$ 12,550	
Net interest rate spread [1]			2.80 %			2.51 %
Net interest-earning assets [2]	$ 69,268			$ 70,094		
Net interest margin [3]			3.26 %			2.98 %
Average interest-earning assets to interest-bearing liabilities			120.45 %			120.01 %

---

[1] Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

[2] Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

[3] Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following tables present the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by current year volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.

	Years Ended December 31, 2025 vs. 2024		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
		(In thousands)	
Interest-earning assets:			
Loans	$ 867	$ 891	$ 1,758
Securities	(525)	184	(341)
Restricted stock	(40)	(14)	(54)
Interest-bearing deposits in banks	(318)	(82)	(400)
Federal funds sold and other	(414)	(50)	(464)
Derivative	(460)	—	(460)
Total change in interest-earning assets	(890)	929	39
Interest-bearing liabilities:			
Interest-bearing demand deposits	(33)	(58)	(91)
Regular savings and other deposits	(9)	37	28
Money market deposits	23	(275)	(252)
Certificates of deposit	612	(485)	127
Total deposits	593	(781)	(188)
Advances from the Federal Home Loan Bank	(687)	151	(536)
Other interest-bearing liabilities	(7)	6	(1)
Total change in interest-bearing liabilities	(101)	(624)	(725)
Change in net interest income	$ (789)	$ 1,553	$ 764

Comparison of Operating Results for the Years Ended December 31, 2025 and December 31, 2024

Net Income. Net income was $2.8 million for the year ended December 31, 2025, compared to a net loss of $1.3 million for the year ended December 31, 2024, an increase of $4.1 million. This increase was primarily due to a $3.8 million loss on the sale of loans recorded in the year ended December 31, 2024 as part of a strategic repositioning of the balance sheet. Additionally, interest expense decreased $725,000, or 7.1%, to $9.2 million for the year ended December 31, 2025 from $9.9 million for the year ended December 31, 2024. This was partially offset by an increase in the provision for credit losses of $673,000, or 425.9%, to $831,000 for the year ended December 2025 from $158,000 for the year ended December 31, 2024, which was primarily related to a foreclosed multi-family property within our primary service area.

Interest Income. Interest income was unchanged at $22.5 million for the years ended December 31, 2024 and 2025. This was primarily the result of increased interest income on loans resulting from an increase in the average balance and average yield for the year ended December 31, 2025. This was offset by decreased interest on securities resulting from a decrease in the average balance for the year ended December 31, 2025, as well as decreases in interest on deposits in banks and federal funds sold resulting from a decrease in average balances and average yield for the year ended December 31, 2025. Interest income on financial derivatives decreased following the termination of the remaining swap contracts in the first quarter of 2025. There was a decrease in average interest earning assets of $12.3 million, or 2.9%, to $408.1 million at December 31, 2025 from $420.4 million at December 31, 2024 which was offset by an increase of 17 basis points, or 3.2%, in average yield on interest–earning assets from 5.34% at December 31, 2024 to 5.51% at December 31, 2025.

Interest income on the securities portfolio decreased $341,000, or 7.6% to $4.1 million for the year ended December 31, 2025, from $4.5 million for the year ended December 31, 2024. This decrease is primarily due to a decrease in the average balance of securities of $13.1 million, or 11.8%, from $110.9 million, for the year ended December 31, 2024 to $97.8 million for the year ended December 31, 2025. The average yield on securities increased by 18 basis points, or 4.5%, from 4.03% for the year ended December 31, 2024 to 4.21% for the year ended December 31, 2025. The yield increase is reflective of changes in the securities portfolio due to maturities, principal payments, and strategic purchases and sales. In 2025, the Company sold 20 securities totaling $23.8 million at a gain of $117,000 and purchased 16 securities totaling $23.7 million as part of a balance sheet restructuring strategy to increase interest income and diversify the portfolio. The Company also purchased $30.0 million in short-term securities as part of a tax management strategy.

Interest income on net loans and leases increased $1.8 million, or 11.0%, to $17.7 million for the year ended December 31, 2025 from $15.9 million for the year ended December 31, 2024 primarily due to an increase of $15.4 million, or 5.4%, in the average balance of the loan portfolio from $282.9 million for the year ended December 31, 2024 to $298.3 million for the year ended December 31, 2025, and an increase of 30 basis points, or 5.3%, in the average yield on loans from 5.63% for the year ended December 31, 2024 to 5.93% for the year ended December 31, 2025. The increased yield on loans is primarily due to changes in market interest rates, higher loan rates and fees primarily from an increase in commercial real estate, and a decrease in residential real estate as part of the execution of a strategic restructuring of the loan portfolio in which $24.3 million in residential loans were sold and replaced with other higher-yielding loans in 2024.

Dividends on restricted investments including stock in the Federal Home Loan Bank and Texas Independent Bank (TIB) decreased $54,000, or 24.4%, from $221,000 for the year ended December 31, 2024 to $167,000 for the year ended December 31, 2025. This decrease resulted primarily from an decrease in average balance of $650,000, or 18.1%, from $3.6 million for the year ended December 31, 2024 to $2.9 million for the year ended December 31, 2025, and a decrease in yield of 48 basis points, or 7.8%, from 6.17% for the year ended December 31, 2024 to 5.69% for the year ended December 31, 2025.

Interest income from interest bearing deposits in banks decreased $400,000, or 55.3%, from $723,000 for the year ended December 31, 2024 to $323,000 for the year ended December 31, 2025, resulting primarily from a decrease in average yield of 111 basis points, or 20.3%, from 5.45% for the year ended December 31, 2024 to 4.34% for the year ended December 31, 2025 and a decrease in average interest bearing deposits of $5.9 million, or 44.4% from $13.3 million for the year ended December 31, 2024 to $7.4 million for the year ended December 31, 2025. There was also a decrease of $464,000 in fed funds interest income for the year ended December 31, 2025 primarily from a decrease of 105 basis points, or 19.6%, in average yield on fed funds sold from 5.38% for the year ended December 31, 2024 to 4.33% for the year ended December 31, 2025 and a $7.7 million, or 61.6%, decrease in average fed funds sold from $12.5 million for the year ended December 31, 2024 to $4.8 million for the year ended December 31, 2025. The decreases in interest bearing deposits in banks and fed funds are primarily the result of loan growth, paydown of FHLB advances and brokered deposits, and a decrease in core deposits. The decrease in yields on deposits in banks and fed funds is reflective of a decrease in market interest rates.

The Company recorded a net interest expense from the fair value hedge of $10,000 for the year ended December 31, 2025 following termination of the remaining swap contracts in the first quarter. This is a decrease of $460,000, or 102.2% from interest income of $450,000 for the year ended December 31, 2024. The Company had entered into the interest rate swap agreement in 2023 to convert a portion of its interest rate exposure from fixed rates to floating rates to help manage the interest rate risk position. Refer to additional detail regarding the fair value hedge in Note 20 – Derivatives of the accompanying consolidated financial statements.

Interest Expense. Interest expense decreased $725,000, or 7.3%, to $9.2 million for the year ended December 31, 2025 from $9.9 million for the year ended December 31, 2024 due primarily to a decrease in the average balance of interest-bearing liabilities of $11.5 million, or 3.3%, from $350.3 million for the year ended December 31, 2024 to $338.8 million for the year ended December 31, 2025 and a decrease in the average cost of interest bearing liabilities of 12 basis points, or 4.2%, from 2.83% for the year ended December 31, 2024 to 2.71% for the year ended December 31, 2025 primarily due to an decrease in deposit costs. Interest expense on deposit accounts decreased $188,000, or 2.6%, to $7.1 million for the year ended December 31, 2025 from $7.3 million for the year ended December 31, 2024, due to a decrease in the average deposit cost of 13 basis points, or 4.9%, from 2.59% for the year ended December 31, 2024 to 2.46% for the year ended December 31, 2025 and partially offset by an increase in average interest-bearing deposits of $7.0 million, or 2.5%, from $281.4 million for the year ended December 31, 2024 to $288.4 million for the year ended December 31, 2025. The increase in average interest-bearing deposit balances were primarily in higher cost certificates of deposit accounts and partially offset by a decrease in lower cost interest-bearing demand and savings accounts. This shift to higher yielding accounts is due primarily to an increase in the average balance of brokered deposits. At December 31, 2025, market rates had leveled off some and the Bank's deposit rates had decreased.

Interest expense on Federal Home Loan Bank advances decreased $536,000, or 20.6%, to $2.1 million for the year ended December 31, 2025 from $2.6 million for the year ended December 31, 2024. The average balance of Federal Home Loan Bank advances decreased by $18.0 million, or 26.4%, to $50.2 million for the year ended December 31, 2025 from $68.2 million for the year ended December 31, 2024. This was offset by an increase in average cost of 30 basis points, or 7.9%, from 3.81% for the year ended December 31, 2024 to 4.11% for the year ended December 31, 2025. The Company has paid down FHLB advances to $45.7 million at December 31, 2025.

Net Interest Income. Net interest income increased $764,000, or 6.1%, to $13.3 million for the year ended December 31, 2025 from $12.6 million for the year ended December 31, 2024, primarily due to an increase in net interest rate spread of 29 basis points, or 11.5%, from 2.51% for the year ended December 31, 2024 to 2.80% for the year ended December 31, 2025. Net interest margin increased 28 basis points to 3.26% for the year ended December 31, 2025 from 2.98% for the year ended December 31, 2024.

Provision for Credit Losses. Based on management's analysis of the adequacy of the allowance for credit losses, the provision for credit losses was $831,000 for the year ended December 31, 2025, compared to $158,000 for the year ended December 31, 2024, an increase of $673,000, or 425.9%, primarily due to loan growth as well as provision expense recorded following the charge-off of a loan and subsequent foreclosure of a multi-family property.

Noninterest Income. Noninterest income increased $5.0 million, or 263.2%, to $3.1 million for the year ended December 31, 2025 from a net loss of $1.9 million for the year ended December 31, 2024. This decrease is primarily due to a $3.8 million loss on the sale of residential loans as part of a strategic balance sheet repositioning executed during the year ended December 31, 2024, a $287,000 expense on the disposal of a fixed asset recorded in the year ended December 31, 2024, a $495,000 fair value adjustment on a commercial development property received in lieu of foreclosure, a $198,000 gain on other investment, and $230,000 in rental income on foreclosed properties recorded in the year ended December 31, 2025.

Noninterest Expense. Noninterest expense decreased $72,000, or 0.6%, to $12.2 million for the year ended December 31, 2025 from $12.3 million for the year ended December 31, 2024 primarily due to compensation and benefits paid to terminated employees in the year ended December 31, 2024, and partially offset by an increase in expense related to foreclosed properties in the year ended December 31, 2025.

Salary and employee benefit expenses decreased by $308,000, or 4.5%, to $6.5 million for the year ended December 31, 2025 from $6.8 million for the year ended December 31, 2024. This is due primarily to an extraordinary $129,000 initial vesting expense and nonrecurring expenses of $230,000 related to executive changes in 2024, and is partially offset by normal increases in wages, insurance costs and payroll taxes. Technology expense decreased $137,000, or 31.5%, to $298,000 for the year ended December 31, 2025 from $435,000 for the year ended December 31, 2024 due primarily to card processing fees incurred in the first half of 2024 associated with a "tap" debit card implementation project. Other expenses combined increased $361,000, or 15.1%, from $2.4 million for the year ended December 31, 2024 to $2.7 million for the year ended December 31, 2025 which included a $256,000 increase in expense related to foreclosed properties held in other real estate owned and a $119,000 increase in marketing expense due to contracting with an outside marketing firm and expanding our reach through additional advertising channels.

Income Tax Expense. Income tax expense increased by $998,000 to $522,000 for the year ended December 31, 2025 from a tax benefit of $476,000 for the year ended December 31, 2024 due primarily to the increase in the taxable income. The effective tax rate was 15.5% and 26.7% for the years ended December 31, 2025 and 2024, respectively. The decrease in the effective tax rate was due to the non-recurring loan sale and related loss for the year ended December 31, 2024, which was taxed at the marginal rate.

Management of Market Risk

General. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our Asset/Liability Committee is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the policy and guidelines approved by our board of directors. We currently utilize a third-party modeling program, prepared on a quarterly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. We have implemented the following strategies to manage our interest rate risk:

- maintaining capital levels that exceed the thresholds for well-capitalized status under federal regulations;

- maintaining a high level of liquidity;

- growing our volume of core deposit accounts;

- managing our investment securities portfolio so as to reduce the average maturity and effective life of the portfolio;

- diversifying our securities portfolio by continuing to add collateralized mortgage obligations (CMOs) and subordinated debt;

- managing our borrowings from the Federal Home Loan Bank of Dallas;

- managing our loan services by adding wholesale lending products to continue to offer these services while reducing interest rate risk in the loan portfolio;

- continuing to diversify our loan portfolio by adding more commercial loans, which typically have shorter maturities, adjustable rates, and fee income; and

- Derivatives.

By following these strategies, we believe that we are better positioned to react to increases and decreases in market interest rates.

Net Interest Income. We analyze our sensitivity to changes in interest rates through a net interest income model. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings. We estimate what our net interest income would be for a 12-month period. We then calculate what the net interest income would be for the same period under the assumptions that the United States Treasury yield curve increases or decreases instantaneously by various rate change scenarios ranging from 100 to 400 basis point increments, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below.

The tables below set forth the calculation of the estimated changes in our net interest income that would result from the designated immediate changes in the United States Treasury yield curve. The changes indicated in the following table are within policy guidelines approved by our Board of Directors.

	At December 31, 2025	
Change in Interest Rates (basis points) [1]	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)	
400	$ 14,368	5.78 %
300	14,234	4.79 %
200	14,056	3.49 %
100	13,711	0.95 %
Level	13,583	—
(100)	13,429	(1.13)%
(200)	13,456	(0.93)%
(300)	13,286	(2.19)%
(400)	13,230	(2.60)%

(1) Assumes an immediate uniform change in interest rates at all maturities.

The table above indicates that at December 31, 2025, in the event of an instantaneous parallel 200 basis point increase in interest rates, we would experience a 3.49% increase in net interest income, and in the event of an instantaneous 200 basis point decrease in interest rates, we would experience a 0.93% decrease in net interest income.

Net Economic Value. We also compute amounts by which the net present value of our assets and liabilities (net economic value of equity or "EVE") would change in the event of a range of assumed changes in market interest rates. This model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. The model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumptions that the United States Treasury yield curve increases or decreases instantaneously by rate change scenarios ranging from 100 to 400 basis point increments, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve.

The tables below set forth the calculation of the estimated changes in our EVE that would result from the designated immediate changes in the United States Treasury yield curve.

		At December 31, 2025			
				EVE as a Percentage of Present Value of Assets [3]	
Change in Interest Rates (basis points) [1]	Estimated EVE [2]	Estimated Increase (Decrease) in EVE		EVE Ratio [4]	Increase (Decrease) (basis points)
		Amount	Percent		
	(Dollars in thousands)				
400	$ 61,642	$ (3,591)	(5.51)%	15.78 %	75
300	63,291	(1,942)	(2.98)%	15.80 %	77
200	64,591	(642)	(0.98)%	15.71 %	68
100	65,304	71	0.11 %	15.46 %	43
Level	65,233	—	— %	15.03 %	—
(100)	63,909	(1,324)	(2.03)%	14.33 %	(70)
(200)	60,644	(4,589)	(7.03)%	13.23 %	(180)
(300)	54,695	(10,538)	(16.15)%	11.61 %	(342)
(400)	45,221	(20,012)	(30.68)%	9.39 %	(564)

(1) Assumes an immediate uniform change in interest rates at all maturities.
(2) EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) EVE Ratio represents EVE divided by the present value of assets.

The table above indicates that at December 31, 2025, in the event of an instantaneous parallel 200 basis point increase in interest rates, we would experience a 0.98% decrease in EVE, and in the event of an instantaneous 200 basis point decrease in interest rates, we would experience a 7.03% decrease in EVE.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The net interest income and net economic value tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates, and actual results may differ.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, and proceeds from maturities of securities and loans. We are also able to borrow from the Federal Home Loan Bank of Dallas. At December 31, 2025, we had outstanding advances of $45.7 million from the Federal Home Loan Bank of Dallas. At December 31, 2025, we had unused borrowing capacity of $100.3 million with the Federal Home Loan Bank of Dallas. In addition, at December 31, 2025, we had two unused lines of credit for a total of $8.0 million, which included an unsecured $3.0 million line of credit with Texas Independent Bankers Bank and an unsecured $5.0 million line of credit with First Horizon Bank. At December 31, 2025, there was no outstanding balance with any of these facilities.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and cash equivalents and short-term investments including interest-bearing demand deposits. The levels of these assets depend on our operating, financing, lending, and investing activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. For additional information, see the consolidated statements of cash flows for the years ended December 31, 2025 and 2024 included as part of the consolidated financial statements appearing elsewhere in this annual report.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained.

Texas Community Bancshares, Inc. is a separate legal entity from Broadstreet Bank and it must provide for its own liquidity to pay any dividends to stockholders and for other financial purposes. Its primary source of income is dividends received from Broadstreet Bank. The amount of dividends that Broadstreet Bank may declare and pay to Texas Community Bancshares, Inc. is governed by applicable banking laws and regulations. At December 31, 2025, Texas Community Bancshares, Inc. (on a stand-alone unconsolidated basis) had liquid assets totaling $3.7 million.

Liquidity management and asset quality continue to be high priorities. With continued volatility in the market and market interest rate uncertainty, liquidity management and analysis is a key factor in daily asset and liability management and strategic planning. We are monitoring deposit balances daily. We run stress tests quarterly in multiple scenarios, which include deposit runoff combined with the inability to access our available lines of credit and a reduction in the availability of FHLB advances. The scenarios indicate that we are able to maintain our operational liquidity with a designated buffer with our liquidity resources available. We are closely monitoring our assets, liabilities, capital and investment portfolio unrealized losses for possible issues and opportunities related to the current economic and market conditions.

The Bank educates and assists large depositors on having FDIC coverage to the fullest legal extent, which is over $250,000 for many depositors depending on the type of account ownership. At December 31, 2025, there were 195 accounts with balances in excess of $250,000 with a total of $94.6 million, or 28.8% of deposits. The amount that was over $250,000 was $45.8 million, or 14.0%, that was potentially uninsured, including certificates of deposit of $13.6 million and $32.2 million in checking, MMDA and savings accounts.

At December 31, 2025, the weighted average life (WAL) of our securities portfolio is 4.9 years. The gross unrealized losses on the AFS securities is $3.9 million, or 6.1% of the $63.8 million AFS portfolio and 6.9% of capital. Unrealized losses on the HTM securities were $1.5 million, or 8.2% of the $18.3 million HTM portfolio and 2.6% of capital. The total gross unrealized losses are $5.4 million, or 6.6% of the $82.1 million securities portfolio and 9.5% of capital. The securities portfolio includes $31.8 million, or 38.8%, that are agency issued and guaranteed by the U.S. government. These losses are the result of market interest rate increases and we continue to monitor the portfolio for credit and other risks. The net unrealized loss on AFS securities, and the corresponding other comprehensive loss, net of tax, was $3.1 million, or 5.8% of capital. Over the next 24 months from December 31, 2025, we anticipate $38.9 million in incoming cash flow from the securities portfolio with $20.7 million in 2026 and 18.2 million in 2027. See the Securities section of the management discussion and analysis for more information.

During 2023, the Bank entered into interest rate swap agreements with a total notional amount of $25 million to hedge the risk of changes in the fair value of fixed rate AFS securities for changes in the SOFR benchmark rate. In the first quarter of 2025, the Bank terminated these swap agreements at a gain of $463,000, which will be recognized in income over the remaining life of the underlying securities.

Our asset quality remains strong. We are being cautiously optimistic with our lending and strategic decisions, staying focused on long-term goals and taking advantage of opportunities while being diligent about recognizing and mitigating risk. At December 31, 2025, our allowance for credit losses to total loans and leases was 1.12%. The Company continues to monitor rates and loan demand weekly and align pricing accordingly. Housing supply and demand are monitored for indicators of a significant change in the local housing markets. The Bank adjusts in-house mortgage rates based on market pricing while continuing to offer secondary market options to moderate loan funding and we have seen a moderate increase in mortgage demand due to relatively lower market interest rates. We are monitoring housing supply and demand, primarily in our Mineola, Lindale and Tyler markets where home sales and new home construction have been active, for indicators of a significant changes in the local housing markets. Construction and residential real estate loan balances have declined, but the overall loan growth has been driven by increases in commercial real estate, farmland, commercial and municipal loans.

At December 31, 2025 we have $2.7 million in internet deposit listing service CDs, and $18.0 million in callable brokered CDs, and have paid down $4.2 million in FHLB borrowings.

The following are the various liquidity sources we had available at December 31, 2025 that we could use as needed:

- FHLB borrowing capacity of $100.3 million

- $8 million in credit lines with 2 correspondent banks

- Federal Reserve discount window

- Qwickrate (listed) CD Program

- Brokered deposits

- The ability to sell securities.

- The ability to sell a group of loans in the secondary market on an as needed basis

- The ability to sell a portion of our BOLI assets

At December 31, 2025, Broadstreet Bank exceeded all of its regulatory capital requirements, and was categorized as well-capitalized at that date. Management is not aware of any conditions or events since the most recent notification of well-capitalized status that would change our category. See Note 18 of the notes to consolidated financial statements.

Off-Balance Sheet Arrangements

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit, unused lines of credit and swap transactions. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. At December 31, 2025, we had outstanding commitments to originate loans of $35.7 million. We anticipate that we will have sufficient funds available to meet our current lending commitments. Time deposits that are scheduled to mature in less than one year from December 31, 2025 totaled $102.6 million. Management expects that a substantial portion of these time deposits will be retained. However, if a substantial portion of these time deposits is not retained, we may utilize advances from the Federal Home Loan Bank of Dallas or other wholesale funding sources, or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities.

Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see Note 1 of the notes to our consolidated financial statements beginning on page F-1 of this annual report.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data have been prepared in accordance with U.S. GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A.   <u>**Quantitative and Qualitative Disclosures About Market Risk**</u>

The information regarding this Item is contained in Item 7 under the heading "Management of Market Risk."

ITEM 8. <u>Financial Statements and Supplementary Data</u>

Report of Independent Registered Public Accounting Firm (PCAOB ID 686)

Shareholders, Board of Directors and Audit Committee
Texas Community Bancshares, Inc. and Subsidiaries
Mineola, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Texas Community Bancshares, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

/s/ **Forvis Mazars**, **LLP**

Houston, Texas
March 25, 2026

Texas Community Bancshares, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
December 31, 2025 and 2024
(Amounts in thousands, except for share and per share data)

	December 31, 2025	December 31, 2024
Assets		
Cash and due from banks	$ 3,876	$ 4,015
Federal funds sold	2,574	9,275
Cash and cash equivalents	6,450	13,290
Interest bearing deposits in banks	5,509	9,720
Securities available for sale	59,893	75,189
Securities held to maturity, net of allowance for credit losses of $0 (fair values of $16,744 at December 31, 2025 and $19,531 at December 31, 2024)	18,283	22,096
Loans receivable, net of allowance for credit losses of $3,440 at December 31, 2025 and $3,222 at December 31, 2024	301,986	292,416
Net investment in direct financing leases	1,219	1,292
Accrued interest receivable	1,888	1,919
Premises and equipment, net	11,459	11,526
Bank-owned life insurance	6,544	6,370
Other real estate owned	9,271	480
Restricted investments carried at cost	2,773	3,715
Core deposit intangible	—	132
Deferred income taxes	1,814	2,688
Financial derivative	—	419
Other assets	2,753	2,205
	$ 429,842	$ 443,457
Liabilities and Shareholders' Equity		
Liabilities		
Noninterest bearing	$ 45,871	$ 41,466
Interest bearing	282,033	294,362
Total deposits	327,904	335,828
Advances from Federal Home Loan Bank (FHLB)	45,669	49,878
Accrued expenses and other liabilities	2,512	5,643
Total liabilities	376,085	391,349
Shareholders' Equity		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value, 19,000,000 shares authorized, 3,366,516 issued and 2,887,275 outstanding at December 31, 2025 and 3,370,425 issued and 3,088,152 outstanding at December 31, 2024	34	34
Additional paid in capital	33,198	32,493
Retained earnings	32,412	30,163
Accumulated other comprehensive loss	(3,063)	(4,766)
Unearned Employee Stock Ownership Program (ESOP) shares, at cost	(1,884)	(2,039)
Treasury stock, at cost (479,241 shares at December 31, 2025 and 282,273 shares at December 31, 2024)	(6,940)	(3,777)
Total shareholders' equity	53,757	52,108
	$ 429,842	$ 443,457

See Notes to Consolidated Financial Statements

Texas Community Bancshares, Inc. and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2025 and 2024
(Amounts in thousands, except for share and per share data)

	Year Ended December 31,	
	2025	2024
Interest Income		
Loans, including fees	$ 17,681	$ 15,923
Debt securities		
Taxable	3,947	4,306
Non taxable	176	158
Dividends on restricted investments	167	221
Federal funds sold	207	671
Deposits with banks	323	723
Financial derivative	(10)	450
Total interest income	22,491	22,452
Interest Expense		
Deposits	7,105	7,293
Advances from FHLB	2,063	2,599
Other	9	10
Total interest expense	9,177	9,902
Net Interest Income	13,314	12,550
Provision for Credit Losses - loans	736	269
Provision (Credit) for Credit Losses - off-balance sheet credit exposures	95	(111)
Provision for Credit Losses	831	158
Net Interest Income After Provision for Credit Losses	12,483	12,392
Noninterest Income		
Service charges on deposit accounts	729	687
Other service charges and fees	1,154	1,244
Net gain on securities transactions	117	190
Net loss on sale of loans	—	(3,850)
Net (loss) gain on sale of other real estate owned	(19)	37
Fair value adjustments to other real estate owned	495	(78)
Net loss on premises and equipment	—	(287)
Net appreciation on bank-owned life insurance	173	133
Gain on other investment	198	—
Other income	232	21
Total noninterest income (loss)	3,079	(1,903)
Noninterest Expenses		
Salaries and employee benefits	6,532	6,840
Occupancy and equipment expense	1,098	1,103
Data processing	1,013	937
Technology expense	298	435
Contract services	262	265
Director fees	248	304
Other expense	2,747	2,386
Total noninterest expense	12,198	12,270
Income (Loss) Before Income Taxes	3,364	(1,781)
Income Tax Expense (Benefit)	522	(476)
Net Income (Loss)	$ 2,842	$ (1,305)
Earnings (Loss) per share - basic	1.04	(0.45)
Earnings (Loss) per share - diluted	1.00	(0.44)
Weighted-average shares outstanding - basic	2,727,212	2,915,402
Weighted-average shares outstanding - diluted	2,855,459	2,986,015

See Notes to Consolidated Financial Statements

Texas Community Bancshares, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2025 and 2024
(Amounts in thousands, except for share and per share data)

	Year Ended December 31,	
	2025	2024
Net Income (Loss)	$ 2,842	$ (1,305)
Other items of comprehensive income		
Debt Securities		
Net changes in fair value of available for sale securities, before tax	2,689	937
Reclassification adjustment for realized gain on sale of investment securities included in net income (loss), before tax	(117)	(190)
Net changes in fair value of available for sale securities hedged, before tax	(417)	298
Total other items of comprehensive income, before tax	2,155	1,045
Income tax expense related to other items of comprehensive income	(452)	(219)
Total other items of comprehensive income (loss), after tax	1,703	826
Comprehensive Income (Loss)	$ 4,545	$ (479)

See Notes to Consolidated Financial Statements

Texas Community Bancshares, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2025 and 2024
(Amounts in thousands, except for share and per share data)

	Preferred Stock	Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Unearned ESOP Shares	Treasury Stock	Total Shareholders' Equity
Balance at January 1, 2025	$ —	$ 34	$ 32,493	$ 30,163	$ (4,766)	$ (2,039)	$ (3,777)	$ 52,108
Net income	—	—	—	2,842	—	—	—	2,842
Stock based compensation expense	—	—	607	—	—	—	—	607
Other comprehensive income, net of tax	—	—	—	—	1,703	—	—	1,703
Cash dividend declared ($0.20 per share)	—	—	—	(593)	—	—	—	(593)
ESOP shares committed to be released, 15,472 shares	—	—	98	—	—	155	—	253
Treasury stock purchased, 196,968 shares	—	—	—	—	—	—	(3,163)	(3,163)
Balance at December 31, 2025	$ —	$ 34	$ 33,198	$ 32,412	$ (3,063)	$ (1,884)	$ (6,940)	$ 53,757
Balance at January 1, 2024	$ —	$ 34	$ 31,671	$ 31,972	$ (5,592)	$ (2,197)	$ (2,199)	$ 53,689
Net loss	—	—	—	(1,305)	—	—	—	(1,305)
Stock based compensation expense	—	—	757	—	—	—	—	757
Other comprehensive income, net of tax	—	—	—	—	826	—	—	826
Cash dividend declared ($0.16 per share)	—	—	—	(504)	—	—	—	(504)
ESOP shares committed to be released, 15,862 shares	—	—	65	—	—	158	—	223
Treasury stock purchased, 107,431 shares	—	—	—	—	—	—	(1,578)	(1,578)
Balance at December 31, 2024	$ —	$ 34	$ 32,493	$ 30,163	$ (4,766)	$ (2,039)	$ (3,777)	$ 52,108

See Notes to Consolidated Financial Statements

Texas Community Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2025 and 2024
(Amounts in thousands, except for share and per share data)

	Year Ended December 31,	
	2025	2024
Operating Activities		
Net income (loss)	$ 2,842	$ (1,305)
Adjustments to reconcile net income (loss) to net cash from operating activities		
Provision for credit losses - loans	736	269
Provision (credit) for credit losses - off-balance sheet credit exposures	95	(111)
Net (accretion) amortization of securities	(149)	74
Depreciation and amortization	593	572
Net realized gain on sales of securities available for sale	(117)	(190)
Net unrealized gain on discontinued financial derivative	463	—
Stock dividends on restricted investments	(155)	(211)
Net increase on other investment	(157)	—
Loss on sale of loans	—	3,850
Loss on disposal of fixed assets	—	287
Appreciation on bank-owned life insurance	(173)	(133)
ESOP compensation expense for allocated shares	253	223
Loss (gain) on sale other real estate owned	19	(37)
Fair value adjustment on other real estate owned	(495)	78
Stock-based compensation	607	757
Deferred income tax expense (benefit)	405	(476)
Loss on fair value adjustment of fair value hedges	10	(6)
Net change in		
Accrued interest receivable	31	(191)
Other assets	(229)	(724)
Accrued expenses and other liabilities	(3,212)	(785)
Net Cash from Operating Activities	1,367	1,941
Investing Activities		
Net change in interest bearing deposits in banks	4,211	2,578
Activity in available for sale securities		
Purchases	(53,718)	(19,394)
Sales	23,797	20,134
Maturities, prepayments and calls	47,683	18,384
Activity in held to maturity securities		
Maturities, prepayments and calls	3,724	3,801
Redemptions of restricted investments	1,096	—
Purchases of other investment	(169)	(132)
Loan originations and principal collections, net	(19,189)	(37,139)
Net decrease (increase) in net investment in direct financing leases	73	(1,256)
Proceeds from sale of loans, originally classified as loans held for investment	—	22,971
Proceeds from sales of other real estate owned	568	56
Additions of premises and equipment	(394)	(1,201)
Net Cash from Investing Activities	7,682	8,802
Financing Activities		
Net (decrease) increase in deposits	(7,924)	18,587
Advances from FHLB and other borrowings	16,052	5,052
Payments on FHLB and other borrowings	(20,261)	(32,070)
Cash dividends declared and paid	(593)	(504)
Purchases of treasury stock	(3,163)	(1,578)
Net Cash used for Financing Activities	(15,889)	(10,513)
Net Change in Cash and Cash Equivalents	(6,840)	230
Cash and Cash Equivalents at Beginning of Period	13,290	13,060
Cash and Cash Equivalents at End of Period	$ 6,450	$ 13,290

See Notes to Consolidated Financial Statements

(Amounts in thousands, except for share and per share data)

Note 1 - Summary of Significant Accounting Policies

General

Texas Community Bancshares, Inc. (the "Company"), a Maryland corporation and registered bank holding company, was incorporated on March 5, 2021, and became the holding company for Broadstreet Bank, SSB (the "Bank"), formerly known as Mineola Community Bank, SSB prior to December 4, 2023, as part of the mutual to stock conversion of the former Mineola Community Mutual Holding Company ("MHC"), which was completed on July 14, 2021. The Company's shares trade on the NASDAQ under the symbol TCBS. Voting rights in the Company are held and exercised exclusively by the shareholders of the Company.

The Company's primary source of revenue is providing loans and banking services to consumers and commercial customers in Mineola, Texas, and the surrounding area and the Dallas Fort Worth Metroplex. The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) and to general practices of the banking industry.

Policies and practices which materially affect the determination of financial position, results of operations and cash flows are summarized as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, which include Broadstreet Bank, SSB and its wholly-owned subsidiary Mineola Financial Service Corporation, which is not actively being utilized. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses.

Significant Group Concentration of Credit Risk

Most of the Company's activities are with customers located within the Wood, Smith, and Van Zandt County areas and the Dallas Fort Worth Metroplex. Note 3 discusses the types of securities in which the Company invests. Note 4 discusses the types of lending in which the Company engages. Approximately 91% and 93% of the loan balance at December 31, 2025 and 2024, respectively, is secured by real estate. The Company does not have any other significant concentrations to any one industry or customer.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740). This update requires public business entities to annually disclose specific categories within the income tax rate reconciliation and provide additional information for reconciling items that meet a certain quantitative threshold. Additionally, the amendments in this update require entities to disclose certain information about income taxes paid, income tax disaggregation, disclosures around unrecognized tax benefits, and the removal of disclosures related to temporary differences surrounding deferred tax liabilities to enhance the transparency and decision usefulness of income tax disclosures. This update is effective for

(Amounts in thousands, except for share and per share data)

fiscal years beginning after December 15, 2024, and early adoption is permitted. The Company adopted this update prospectively as of January 1, 2025 (see Note 10).

Previously Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. The amendments in this update introduce a new requirement to disclose significant segment expenses regularly provided to the chief operating decision maker, extend certain annual disclosures to interim periods, clarify that single reportable segment entities must apply Topic 280 in its entirety, permit more than one measure of segment profit or loss to be reported under certain conditions and require disclosure of the title and position of the chief operating decision maker. ASU 2023-07 is effective for public business entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has evaluated the impact of adopting ASU 2023-07 and concluded the impact to be immaterial on its consolidated financial position, results of operations, or disclosures. See Note 1 for the corresponding segments disclosure.

Accounting Pronouncements Not Yet Adopted

In December 2025, the FASB issued Accounting Standards Update ("ASU") 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*, which amends ASC Topic 270 to improve the organization and navigability of interim reporting guidance and to clarify when the guidance applies. The ASU compiles existing interim disclosure requirements from across the Codification into Topic 270 and introduces a disclosure principle requiring entities to disclose events that occur after the end of the most recent annual reporting period that have a material effect on the entity. The amendments are not intended to change the fundamental nature of interim reporting or significantly expand or reduce existing interim disclosure requirements.

For public business entities, the amendments are effective for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied prospectively or retrospectively. The Company is currently evaluating the impact of this ASU on its interim financial statement disclosures and does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40)*, which requires public business entities to provide enhanced disclosures in the notes to the financial statements regarding the disaggregation of certain income statement expense captions into specified natural expense categories, including, but not limited to, employee compensation, depreciation, and amortization. The ASU does not change the expense captions presented on the face of the income statement.

For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact of this ASU on its financial statement disclosures and related reporting processes. Adoption of this guidance is expected to primarily affect the Company's disclosure requirements and is not expected to have a material impact on its consolidated financial statements.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash, balances due from banks and federal funds sold, all of which mature within ninety days.

(Amounts in thousands, except for share and per share data)

Balances in transaction accounts at other financial institutions may exceed amounts covered by federal deposit insurance. Management regularly evaluates the credit risk associated with other financial institutions and believes that the Company is not exposed to any significant credit risks on cash and cash equivalents. At December 31, 2025 and 2024, the Company had $5,209 and $9,421, respectively, that exceeded amounts covered by federal deposit insurance.

Interest Bearing Deposits in Banks

Interest bearing deposits in banks mature within three to six months and are carried at cost.

Debt Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Debt securities not classified as held to maturity are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss).

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Held to Maturity Securities

The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326. The Company first assesses whether it intends to sell or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through net income. For securities that do not meet this criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors.

In making this assessment, the Company considers the extent to which fair value is less than amortized cost, changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (loss). Changes in the allowance for credit losses are recorded as provision for or (reduction of) provision for credit losses.

Losses are charged against the allowance when management believes the uncollectability of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

For the year ended December 31, 2025 and 2024, the Company determined no provision for credit losses on securities was necessary.

Restricted Investments Carried at Cost

The Company’s primary restricted investment is Federal Home Loan Bank stock carried at cost ($100 per share par value), which approximates its fair value. As a member of the FHLB system, the Company is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding FHLB advances. The Company may request redemption at par value of any stock in excess of the amount it is required to hold. Stock

(Amounts in thousands, except for share and per share data)

redemptions are made at the discretion of FHLB. Due to advance requirements, there were no purchases and dividend reinvestments of $155 for the year ended December 31, 2025, and there were no purchases and dividend reinvestments of $211 for the year ended December 31, 2024. Both cash and stock dividends are reported as income. There were stock redemptions of $1,096 during 2025 and no sales or redemptions during 2024. Additionally, the Company periodically evaluates FHLB stock for impairment. As of December 31, 2025 or 2024, no impairment charges were recorded.

Other restricted investments are carried at cost. Any changes to the cost basis of these investments are recorded in the consolidated statements of operations.

Loans and Leases

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans secured by real estate throughout Wood, Smith, and Van Zandt Counties and the Dallas Fort Worth Metroplex area. The ability of the Company's debtors to honor their contracts is dependent upon the general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off which are measured at historical cost are generally reported at their outstanding unpaid principal balances net of any unearned income, charge-offs, and unamortized deferred fees and costs on originated loans. Interest income is accrued on the unpaid principal balance. The deferral of all loan origination fees and origination costs is quantified annually. In 2025 and 2024, management determined the deferral of these fees and costs to be immaterial to the consolidated financial statements. Unearned income is amortized to interest income using a straight-line methodology. Accrued interest receivable on loans totaled $1,493 and $1,416 as of December 31, 2025 and 2024, respectively, and was reported in accrued interest receivable on the consolidated statement of financial condition and is excluded from the estimate of credit losses.

The Company makes disclosures of loans and other financing receivables and the related allowance in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 310, Receivables. The accounting guidance defines a portfolio segment as the level at which an entity develops and documents a systematic methodology to determine the allowance for credit losses, and a class of financing receivables as the level of disaggregation of portfolio segments based on the initial measurement attributes, risk characteristics and methods for assessing risk. The Company's portfolio segments are real estate, agriculture, commercial, municipalities, and consumer and other. The classes of financing receivables within the real estate segment are Construction and Land, Farmland, 1-4 Residential and Multifamily, and Commercial Real Estate. The remaining portfolio segments contain a single class of financing receivables. Under this accounting guidance, the allowance is presented by portfolio segment.

Allowance for Credit Losses

The Company uses the weighted average remaining maturity ("WARM") method to estimate expected losses for all of Company's loan pools. These pools are as follows: construction & land; farmland; 1-4 residential & multi-family real estate; commercial real estate; agriculture; commercial; municipalities; and consumer and other. The loan portfolio pools were selected in order to generally align with the loan categories specified in the quarterly call reports required to be filed with the Federal Financial Institutions Examination Council. For each of these loan pools, the Company calculates an average annual loss rate and estimates future outstanding balances based on contractual maturities and estimated prepayments. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data and peer group data. Relevant data to support the Company's estimates of lifetime expected credit losses is maintained through internal and external information. The CECL model leverages the use of publicly available call report data, which allows the use of external information from peers to supplement the Company's own historical data. The loss rate is based on historical loss rates for the peer group and the Company. Due to internal loss rates being

low, a blended historical loss rate of 75% peer group and 25% Company was used. The weighted average remaining life is determined based on contracted loan payments, expected prepayments and maturity dates. The allowance model uses data from the St. Louis Federal Reserve Economic Database for reasonable and supportable forecasts.

Management has determined that between years one and two represents a reasonable and supportable forecast period and reverts to a historical loss rate in years three or four depending on the loan type. Management leverages economic projections from the St. Louis Federal Reserve Economic Database (FRED) to inform its loss driver forecasts. Other internal and external indicators of economic forecasts are also considered by management when developing the forecast metrics.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless the obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted through credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its expected life. Estimates are influenced by historical losses, economic conditions and reasonable and supportable forecasts described in the preceding section for the allowance for credit losses on loans receivable.

Nonperforming Loans, Charge-Offs and Delinquencies

Nonperforming loans generally include loans that have been placed on nonaccrual status including nonaccrual loans whose contractual terms have been restructured in a manner that grants a concession to a borrower experiencing financial difficulties.

The entire balance of a loan is contractually delinquent if the minimum payment is not received by the specified due date on the customer's billing statement. Interest and fees continue to accrue on past due loans until the date the loan goes into nonaccrual status, if applicable.

The outstanding balance of real estate secured loans, including all classes of financing receivables within the real estate portfolio segment, that is in excess of the estimated property value, less estimated costs to sell, is generally charged off no later than the end of the month in which the account becomes 180 days past due. The estimated property value, less estimated costs to sell, is determined utilizing appraisals or broker price opinions of the fair value of the collateral.

The outstanding balance of loans within the remaining loan segments (agriculture, commercial, and consumer and other) are generally charged off no later than the end of the month in which the account becomes 120 days past due. For secured loans, accounts are written down to the collateral value.

The fair value of the collateral is estimated by management based on current financial information, inspections, and appraisals. For unsecured loans, the outstanding balance is written off.

Loans within all portfolio segments are generally placed on nonaccrual status and classified as nonperforming at 90 days past due.

Accrued interest receivable is reversed when a loan is placed on nonaccrual status. Interest collections on non-accruing loans for which the ultimate collectability of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to interest income when received. These loans may be restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, or when the loan otherwise becomes well-secured and is in the process of collection.

Wholesale Lending

The Company has entered into a wholesale lending agreement with a wholesale lender and correspondent bank, TIB. The Company facilitates the loan application process and interacts with the customer while the wholesale lender underwrites, funds, closes and services the loan. The Company receives a fee from the wholesale lender at closing for the services provided which is included in noninterest income.

Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Derivative Loan Commitments

Mortgage loan commitments that relate to the origination of a mortgage that will be held for sale upon funding are considered derivative instruments under the derivatives and hedging accounting guidance (FASB ASC 815, Derivatives and Hedging). Loan commitments that are derivatives are recognized at fair value on the consolidated statements of financial condition in other assets and other liabilities with changes in their fair values recorded in noninterest income.

Forward Loan Sale Commitments

The Company evaluates all loan sales agreements to determine whether they meet the definition of a derivative under FASB ASC 815 as facts and circumstances may differ significantly. If agreements qualify, to protect against the price risk inherent in derivative loan commitments, the Company uses "best efforts" forward loan sale commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of the derivative loan commitments. Accordingly, forward loan sale commitments are recognized at fair value on the consolidated statements of financial condition in other assets and liabilities with changes in their fair values recorded in other noninterest income.

The Company estimates the fair value of its forward loan sales commitments using a methodology similar to that used for derivative loan commitments.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Cash Surrender Value of Bank-owned Life Insurance

Life insurance policies are initially recorded at cost at the date of purchase. Subsequent to purchase, the policies are periodically adjusted for changes in cash surrender value. The adjustment to cash surrender value increases or decreases the carrying value of the policies and is recorded as income or expense on the consolidated statements of operations.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are initially recorded at fair value less estimated costs to sell at the date of foreclosure. All write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for credit losses. After foreclosure, property held for sale is carried at the lower of the new cost basis or estimated fair value less costs to sell.

Impairment losses on property to be held and used are measured at the amount by which the carrying amount of a property exceeds its fair value. Costs of significant property improvements are capitalized, whereas costs related to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to earnings, if necessary, to reduce the carrying value of the property to the lower of its cost or fair value less costs to sell.

Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 7 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line or accelerated method with useful lives ranging from 3 to 20 years.

Leases

Leases are classified as operating or finance leases at the lease commencement date. The Company leases certain locations and equipment. The Company records leases on the consolidated statements of financial condition in the form of a lease liability for the present value of future minimum payments under the lease terms and a right-of-use asset equal to the lease liability adjusted for items such as deferred or prepaid rent, lease incentives, and any impairment of the right-of-use asset. The discount rate used in determining the lease liability is based upon incremental borrowing rates the Company could obtain for similar loans as of the date of commencement or renewal. The Company does not record leases on the consolidated statements of financial condition that are classified as short term (less than one year).

At lease inception, the Company determines the lease term by considering the minimum lease term and all optional renewal periods that the Company is reasonably certain to renew. The lease term is also used to calculate straight-line rent expense. The depreciable life of leasehold improvements is limited by the estimated lease term, including renewals if they are reasonably certain to be renewed. The Company's leases do not contain residual value guarantees or material variable lease payments that will impact the Company's ability to pay dividends or cause the Company to incur additional expenses.

Operating lease expense consists of a single lease cost allocated over the remaining lease term on a straight-line basis, variable lease payments not included in the lease liability, and any impairment of the right-of-use asset. Rent expense and variable lease expense are included in occupancy and equipment expense on the Company's consolidated statements of operations.

The Company has elected to treat property leases that include both lease and non-lease components as a single component and account for it as a lease.

(Amounts in thousands, except for share and per share data)

Mortgage Servicing Rights

Mortgage servicing rights are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Mortgage servicing rights are capitalized and amortized into income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Mortgage servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined by using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Intangible Assets

Intangible assets with a finite life consisted of a core deposit intangible that was carried at cost less accumulated amortization. The Company amortized the cost of the identifiable intangible asset on a straight-line basis over the expected period of benefit, which was seven years. At December 31, 2025, the Company had fully amortized the core deposit intangible.

Income Taxes

The Company's income tax expense consists of the following components: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rate and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not some portion or all of a deferred tax asset will not be realized. The Company recognizes interest accrued on and penalties related to unrecognized tax benefits in tax expense.

During the years ended December 31, 2025 and 2024, the Company recognized no interest and penalties. Based on management's analysis, the Company did not have any uncertain tax positions at December 31, 2025 and 2024.

The Company files income tax returns in the U.S. federal jurisdiction and the State of Texas.

Treasury Stock

Treasury stock is accounted for using the cost method and consists of 479,241 and 282,273 shares at December 31, 2025 and 2024, respectively.

(Amounts in thousands, except for share and per share data)

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2025 and 2024 amounted to $240 and $113, respectively.

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed, and financial performance is evaluated on a Company-wide basis. Discrete operating results are not reviewed by senior management to make resource allocation or performance decisions. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Segment Information

The Company's chief operating decision-maker ("CODM") is the Chief Executive Officer. Operating segments are defined as components of a business about which separate financial information is available and evaluated regularly by the CODM in deciding how to allocate resources and assess performance. While the CODM monitors the revenue streams of the various products and services offered by the Bank, the Company's operations are managed and financial performance is evaluated on a Company-wide basis as a single reportable operating segment, which is the Bank.

Discrete financial information, with a full allocation of revenue, costs, and capital from key corporate functions, is not available at a level other than on a Company-wide basis. Although the CODM has some limited financial information about the Company's various financial products and services, this information is not complete and is insufficient for making resource allocation decisions or performance assessments at a more granular level. Therefore, management considers all financial service operations to be aggregated within one reportable operating segment, the Bank, and evaluates financial performance on a company-wide basis using net income as reported on the Consolidated Statement of Operations. The measure of segment assets is total assets, as reported on the Consolidated Statements of Financial Condition. The CODM uses net income to monitor budget versus actual results and in the determination of allocating resources across the Company.

The Company's single reportable segment, the Bank, generates revenues primarily from interest income from financial instruments and non-interest income and service charges on deposit accounts. There are no intra-entity sales or transfers within the Company. Management continues to evaluate the Company's business units for potential separate reporting in the future as facts and circumstances evolve.

Revenue Policies

FASB ASC Topic 606, Revenue from Contracts with Customers (Topic 606), (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets, such as foreclosed assets. The majority of the Company's revenues come from interest income and other sources, including loans, leases, and securities, that are outside the scope of Topic 606. The Company's services that fall within the scope of Topic 606 are presented within Non-Interest Income and are recognized as revenue as the Company satisfies its obligation to the customer. Services within the scope of Topic 606 include service charges on deposits, interchange income, and the gain (loss) on the sale of foreclosed assets.

A description of the Company's revenue streams accounted for under Topic 606 follows:

Service Charges on Deposit Accounts: The Company earns fees from its deposit customers for transaction-based, account-maintenance, and overdraft services. Transaction-based fees, which include services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Interchange Income: The Company earns interchange fees from debit/credit cardholder transactions conducted through the Visa/MasterCard/Other payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Gains (Losses) on Sales of Other Real Estate Owned: The Company records a gain or loss from the sale of other real estate owned when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of a other real estate owned to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the other real estate owned is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain (loss) on sale if a significant financing component is present.

Derivatives

At the inception of a derivative contract, the Company designates the derivatives as one of the three types based on the Company's intentions and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (3) an instrument with no hedging designation ("stand-alone derivative"). For a fair value hedge, the gain or loss on the derivate, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income (loss) and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. Changes in the fair value of derivatives not designated or that do not qualify for hedge accounting are reported currently in earnings, as non-interest income.

Accrued settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Accrued settlements on derivatives not designated or that do not qualify for hedge accounting are reported in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the statement of financial condition or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash

(Amounts in thousands, except for share and per share data)

flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income (loss) are amortized into earnings over the same periods which the hedged transactions will affect earnings.

The Company would be exposed to losses if a counterparty fails to make its payments under a contract in which the Company is in the net receiving position. The Company anticipates that the counterparties would be able to fully satisfy their obligations under the agreements.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on securities available-for-sale.

Stock Incentive Plan

Compensation cost is recognized for stock options and restricted stock awards issued to directors, executive management, and other officers based on the fair value of these awards at the date of the grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of the grant is used for restricted stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Reclassifications

Certain reclassifications of amounts previously reported have been made to the accompanying financial statements to maintain consistency between periods presented. The reclassifications had no impact on net income or shareholders' equity.

Revision of Prior-Period Comparative Financial Statements

Certain disclosures in the 2024 comparative consolidated financial statements have been revised to correct for misstatements that were not material to the previously issued 2024 financial statements. The revisions relate to the presentation of certain disclosures and do not impact previously reported total assets, total liabilities, total shareholder's equity, or net income for the year ended December 31, 2024. The specific revisions are as follows:

- Related Party Loans: The balance of loans to related parties as of December 31, 2024, was revised from $2,987 to $3,978 in Note 15 Related Party Transactions.
- Related Party Deposits: The balance of deposits to related parties as of December 31, 2024, was revised from $4,052 to $6,212 in Note 15 Related Party Transactions.

(Amounts in thousands, except for share and per share data)

Note 2 - Earnings Per Share

Basic earnings per share is computed by dividing the net income or loss by the weighted-average number of common shares outstanding during the period, including allocated and committed-to-be-released ESOP shares and vested restricted stock awards. Diluted earnings per share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method.

The following table presents a reconciliation of the number of shares used in the calculation of basic and diluted earnings per common share:

	Year Ended December 31,	
	2025	2024
Net Income (Loss)	$ 2,842	$ (1,305)
Weighted average shares outstanding for basic earnings per share:		
Average shares outstanding	2,925,812	3,132,101
Less: average unearned ESOP shares	(198,600)	(216,699)
Weighted average shares outstanding for basic earnings per share	2,727,212	2,915,402
Additional dilutive shares	128,247	70,613
Weighted average shares outstanding for dilutive earnings per share	2,855,459	2,986,015
Basic earnings (loss) per share	$ 1.04	$ (0.45)
Dilutive earnings (loss) per share	$ 1.00	$ (0.44)

Nonvested restricted stock awards for 64,886 shares of common stock were not considered in computing diluted earnings per share for 2024, because they were antidilutive. All nonvested restricted stock awards were considered in computing diluted earnings per share for 2025, because they were dilutive. Stock options for 128,269 and 160,596 shares of common stock were not considered in computing diluted earnings per share for 2025 and 2024, because they were nonvested. Stock options for 44,630 shares of common stock have vested, however, were not considered in computing diluted earnings per share for 2024, because they were antidilutive.

Texas Community Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Amounts in thousands, except for share and per share data)

Note 3 -   Debt Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	December 31, 2025			
Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt Securities:				
Residential mortgage-backed	$ 6,475	$ —	$ (679)	$ 5,796
Collateralized mortgage obligations	37,023	12	(1,293)	35,742
State and municipal	9,753	—	(1,010)	8,743
Corporate bonds	10,519	49	(956)	9,612
Total securities available for sale	$ 63,770	$ 61	$ (3,938)	$ 59,893
Held to Maturity				
Debt Securities:				
Residential mortgage-backed	$ 16,112	$ —	$ (1,534)	$ 14,578
State and municipal	1,200	—	(6)	1,194
U.S. Government and agency	971	1	—	972
Total securities held to maturity	$ 18,283	$ 1	$ (1,540)	$ 16,744

	December 31, 2024			
Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt Securities:				
Residential mortgage-backed	$ 10,356	$ —	$ (1,205)	$ 9,151
Collateralized mortgage obligations	48,808	21	(2,261)	46,568
State and municipal	15,124	—	(1,847)	13,277
Corporate bonds	7,352	—	(1,159)	6,193
Total securities available for sale	$ 81,640	$ 21	$ (6,472)	$ 75,189
Held to Maturity				
Debt Securities:				
Residential mortgage-backed	$ 19,090	$ —	$ (2,521)	$ 16,569
State and municipal	1,567	—	(45)	1,522
U.S. Government and agency	1,439	1	—	1,440
Total securities held to maturity	$ 22,096	$ 1	$ (2,566)	$ 19,531

During the years ended December 31, 2025 and 2024, the Company had sales of available for sale securities with an amortized cost basis of $23,672 with a gain of $117 and $19,944 with a gain of $190, respectively. There were no sales of held to maturity securities during the years ended December 31, 2025 and 2024.

At December 31, 2025 and 2024, securities with a fair value of $14,815 and $17,862, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

(Amounts in thousands, except for share and per share data)

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2025, follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year	$ —	$ —	$ —	$ —
Due from one to five years	1,144	1,054	135	128
Due in five to ten years	12,879	12,074	971	972
After ten years	6,249	5,227	1,065	1,066
Residential mortgage-backed	6,475	5,796	16,112	14,578
Collateralized mortgage obligations	37,023	35,742	—	—
Total	$ 63,770	$ 59,893	$ 18,283	$ 16,744

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2025			
	Less than 12 months		12 months or longer	
Category (number of securities)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Residential mortgage-backed (0, 77)	$ —	$ —	$ 20,374	$ (2,213)
Collateralized mortgage obligations (2, 15)	2,538	(18)	24,891	(1,275)
State and municipal (1, 9)	1,065	—	8,872	(1,016)
Corporate bonds (4, 13)	2,871	(29)	5,572	(927)
Total	$ 6,474	$ (47)	$ 59,709	$ (5,431)

	December 31, 2024			
	Less than 12 months		12 months or longer	
Category (number of securities)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Residential mortgage-backed (1, 83)	$ 434	$ (20)	$ 25,287	$ (3,706)
Collateralized mortgage obligations (8, 15)	15,185	(224)	22,316	(2,037)
State and municipal (1, 17)	309	(1)	14,126	(1,891)
Corporate bonds (2, 12)	1,581	(20)	4,611	(1,139)
Total	$ 17,509	$ (265)	$ 66,340	$ (8,773)

At December 31, 2025 and 2024, the Company had investment securities with approximately $5,431 and $8,773, respectively, in unrealized losses, which have been in continuous loss positions for more than twelve months. The Company's assessments indicated that the cause of the market depreciation was primarily the change in market interest rates and not the issuer's financial condition or downgrades by rating agencies. The Company has the ability and intent to hold such securities until maturity.

The Company monitors credit quality of debt securities held to maturity through the use of credit rating. The Company monitors the credit rating on a continual basis. The following table summarizes bond ratings for the Company's held to maturity portfolio, based upon amortized cost, issued by state and political subdivisions and other securities as of

(Amounts in thousands, except for share and per share data)

December 31, 2025 and 2024:

	December 31, 2025		
	Residential mortgage-backed	State and municipal	U.S Government and agency
AAA	$ 16,112	$ 1,066	$ 971
Baa1	—	134	—
	$ 16,112	$ 1,200	$ 971

	December 31, 2024		
	Residential mortgage-backed	State and municipal	U.S Government and agency
AAA	$ 19,090	$ 1,433	$ 1,439
Baa1	—	134	—
	$ 19,090	$ 1,567	$ 1,439

As of December 31, 2025 and 2024, there were no securities held to maturity on nonaccrual or past due status.

Mortgage-backed Securities and Collateralized Mortgage Obligations

The unrealized losses on the Company's investments in mortgage-backed securities and collateralized mortgage obligations were caused by market interest rate increases and changes in prepayment speeds and not credit quality. It is expected that the securities would not be settled at a price less than the amortized cost basis of the Company's investments because the Company does not intend to sell the investments before recovery of their amortized cost basis, which may be maturity. The unrealized losses on the Company's investment in mortgage-backed securities have not been recognized into income and no allowance for credit losses was established at December 31, 2025 and 2024.

U.S. Government and Agency

The unrealized losses on the Company's investments in U.S. government and agency securities have not been recognized into income and no allowance for credit losses was established because the bonds are of high credit quality, management does not intend to sell, and it is likely that management will not be required to sell the securities prior to their anticipated recovery, which may be at maturity. The decline in fair value is largely due to increases in market interest rates and not credit quality deterioration and the fair value is expected to recover as the bonds approach maturity. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost basis of the Company's investments. Therefore, an allowance for credit losses is deemed unnecessary at December 31, 2025 and 2024.

Municipal Securities and Corporate Bonds

The unrealized losses on the Company's investments in state and municipal securities and corporate bonds have not been recognized into income and no allowance for credit losses was established because the bonds are of high credit quality, management does not intend to sell, and it is likely that management will not be required to sell the securities prior to their anticipated recovery, which may be at maturity. The decline in fair value is largely due to increases in market interest rates and not credit quality deterioration and the fair value is expected to recover as the bonds approach maturity. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost basis of the

(Amounts in thousands, except for share and per share data)

Company's investments. Therefore, an allowance for credit losses is deemed unnecessary at December 31, 2025 and 2024.

Note 4 - Loans and Leases

A summary of the balances of loans and leases follows:

	December 31, 2025	December 31, 2024
Real estate		
Construction and land	$ 48,372	$ 54,136
Farmland	17,085	9,540
1-4 Residential and multi-family	151,326	156,068
Commercial Real Estate	61,526	56,068
Total real estate	278,309	275,812
Agriculture	33	55
Commercial	8,813	6,315
Municipalities	14,890	9,253
Consumer and other	4,600	5,495
Subtotal	306,645	296,930
Less: allowance for credit losses	(3,440)	(3,222)
Loans and leases, net	$ 303,205	$ 293,708

Direct financing leases of $1,219 and $1,292 are included in consumer and other loans at December 31, 2025 and 2024, respectively.

The following table set forth information regarding the activity in the allowance for credit losses for the year ended December 31, 2025 and 2024:

	December 31, 2025								
	Real Estate								
Allowance for credit losses:	Construction and Land	Farmland	1-4 Residential & multi-family	Commercial real estate	Agriculture	Commercial	Municipalities	Consumer and other	Total
Balance, January 1, 2025	$ 632	$ 74	$ 1,355	$ 605	$ 1	$ 375	$ 83	$ 97	$ 3,222
Provision (credit) for credit losses	412	78	47	113	—	40	19	27	736
Loans charged-off	(453)	—	(3)	—	—	(8)	—	(60)	(524)
Recoveries	—	—	—	—	—	—	—	6	6
Balance, December 31, 2025	$ 591	$ 152	$ 1,399	$ 718	$ 1	$ 407	$ 102	$ 70	$ 3,440

	December 31, 2024								
	Real Estate								
Allowance for credit losses:	Construction and Land	Farmland	1-4 Residential & multi-family	Commercial real estate	Agriculture	Commercial	Municipalities	Consumer and other	Total
Balance, January 1, 2024	$ 378	$ 66	$ 1,621	$ 482	$ 2	$ 441	$ 18	$ 88	$ 3,096
Provision for credit losses	254	8	(250)	123	(1)	18	65	52	269
Loans charged-off	—	—	(16)	—	—	(84)	—	(86)	(186)
Recoveries	—	—	—	—	—	—	—	43	43
Balance, December 31, 2024	$ 632	$ 74	$ 1,355	$ 605	$ 1	$ 375	$ 83	$ 97	$ 3,222

(Amounts in thousands, except for share and per share data)

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 90 days and still accruing interest as of December 31, 2025 and 2024:

	December 31, 2025		
	Nonaccrual without Allowance	Nonaccrual with Allowance	Loans Past Due Over 90 Days Still Accruing
Real estate			
Construction and land	$ —	$ —	$ —
Farmland	—	—	—
1-4 Residential & multi-family	968	—	—
Commercial real estate	42	—	—
Agriculture	—	—	—
Commercial	67	933	1
Municipalities	—	—	—
Consumer and other	4	—	—
Total	$ 1,081	$ 933	$ 1

	December 31, 2024		
	Nonaccrual without Allowance	Nonaccrual with Allowance	Loans Past Due Over 90 Days Still Accruing
Real estate			
Construction and land	$ 301	$ —	$ —
Farmland	—	—	—
1-4 Residential & multi-family	610	—	—
Commercial real estate	51	—	—
Agriculture	—	—	—
Commercial	23	1,140	—
Municipalities	—	—	—
Consumer and other	—	—	—
Total	$ 985	$ 1,140	$ —

The Company did not recognize any interest income on nonaccrual loans during the years ended December 31, 2025 or 2024.

(Amounts in thousands, except for share and per share data)

The following table presents the amortized cost basis of collateral-dependent loans by class of loans as of December 31, 2025 and 2024:

	December 31, 2025		
	Real Estate	Accounts Receivable and Inventory	Other
Real estate			
1-4 Residential & multi-family	$ 1,090	$ —	$ —
Commercial real estate	42	—	—
Commercial	—	247	753
Consumer and other	—	—	3
Total	$ 1,132	$ 247	$ 756

	December 31, 2024		
	Real Estate	Accounts Receivable and Inventory	Other
Real estate			
Construction and land	301	—	—
1-4 Residential & multi-family	$ 745	$ —	$ —
Commercial real estate	51	—	—
Commercial	—	297	866
Total	$ 1,097	$ 297	$ 866

The Company had $2,135 and $2,260 in collateral-dependent loans as of December 31, 2025 and 2024, respectively.

Internal Risk Categories

A loan is considered collateral-dependent when based on current information and events; it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming loans (nonaccrual loans), loans performing but with deterioration that leads to doubt regarding collectability.

Loans that do not share risk characteristics are evaluated on an individual basis. For collateral-dependent loans where the Company has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the financial asset to be provided substantially through the operation or sale of the collateral, the allowance for credit losses is measured based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the fair value of the underlying collateral less estimated costs to sell. The allowance for credit losses may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan.

Texas Community Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Amounts in thousands, except for share and per share data)

The Company monitors credit quality within its portfolio segments based on primary credit quality indicators. All of the Company's loans and leases are evaluated using pass rated or reservable criticized as the primary credit quality indicator. The term reservable criticized refers to those loans and leases that are internally classified or listed by the Company as special mention, substandard, doubtful or loss. These assets pose an elevated risk and may have a high probability of default or total loss.

The classifications of loans and leases reflect a judgment about the risks of default and loss associated with the loan. The Company reviews the ratings on credits quarterly. Ratings are adjusted to reflect the degree of risk and loss that is felt to be inherent in each credit as of each quarterly reporting period.

The methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

Credits rated special mention show clear signs of financial weaknesses or deterioration in credit worthiness; however, such concerns are not so pronounced that the Company generally expects to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits rated more harshly.

Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses exist in collateral. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to strengthen the Company's position, and/or to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

Credits rated doubtful are those in which full collection of principal appears highly questionable, and which some degree of loss is anticipated, even though the ultimate amount of loss may not yet be certain and/or other factors exist which could affect collection of debt. Based upon available information, positive action by the Company is required to avert or minimize loss. Credits with this classification have often become collateral dependent and any shortage in collateral or other likely loss amount is recorded as a specific valuation allowance. Credits rated doubtful are generally also placed on nonaccrual.

Credits rated loss are those that are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

Pass rated refers to loans that are not considered criticized. In addition to this primary credit quality indicator, the Company uses other credit quality indicators for certain types of loans.

The Company evaluates the loan risk grading system definitions and allowance for credit loss methodology on an ongoing basis. No significant changes were made during the year ended December 31, 2025.

Certain loan segments were reclassified during the year ended December 31, 2024. Each loan segment is made up of loan categories with similar risk characteristics. The Company's realignment of the segments primarily consisted of separately presenting municipality loans from the consumer and other category. Management believes this accurately represents the risk profile of each loan segment. These reclassifications did not have a significant impact on the allowance for credit losses.

(Amounts in thousands, except for share and per share data)

Based on the most recent analysis performed, the risk category of loans by class of loans and gross charge-offs as of December 31, 2025 and 2024, are as follows:

	December 31, 2025						
	Term Loans Amortized Cost Basis by Origination Year						
	2025	2024	2023	2022	2021	Prior	Total
Construction and land							
Risk rating							
Pass	$ 17,279	$ 19,483	$ 8,354	$ 1,522	$ 585	$ 1,149	$ 48,372
Special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ 17,279	$ 19,483	$ 8,354	$ 1,522	$ 585	$ 1,149	$ 48,372
Current period gross charge-offs	$ —	$ —	$ 453	$ —	$ —	$ —	$ 453
Farmland							
Risk rating							
Pass	$ 9,257	$ 2,893	$ 1,606	$ 1,383	$ 146	$ 1,587	$ 16,872
Special mention	—	—	—	213	—	—	213
Substandard	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ 9,257	$ 2,893	$ 1,606	$ 1,596	$ 146	$ 1,587	$ 17,085
1-4 Residential & multi-family							
Risk rating							
Pass	$ 13,244	$ 11,610	$ 28,449	$ 16,657	$ 26,422	$ 52,053	$ 148,435
Special mention	—	—	275	—	243	352	870
Substandard	—	—	1,332	—	—	689	2,021
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ 13,244	$ 11,610	$ 30,056	$ 16,657	$ 26,665	$ 53,094	$ 151,326
Current period gross charge-offs	$ —	$ —	$ 3	$ —	$ —	$ —	$ 3
Commercial real estate							
Risk rating							
Pass	$ 13,786	$ 13,486	$ 13,042	$ 4,925	$ 6,605	$ 8,974	$ 60,818
Special mention	—	—	—	—	—	666	666
Substandard	—	—	—	—	—	42	42
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ 13,786	$ 13,486	$ 13,042	$ 4,925	$ 6,605	$ 9,682	$ 61,526
Agriculture							
Risk rating							
Pass	$ —	$ —	$ 26	$ —	$ 7	$ —	$ 33
Special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ —	$ —	$ 26	$ —	$ 7	$ —	$ 33
Commercial							
Risk rating							
Pass	$ 1,722	$ 1,671	$ 444	$ 207	$ 12	$ 3,757	$ 7,813
Special mention	—	—	—	—	—	—	—
Substandard	—	67	—	—	686	247	1,000
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ 1,722	$ 1,738	$ 444	$ 207	$ 698	$ 4,004	$ 8,813
Current period gross charge-offs	$ —	$ 8	$ —	$ —	$ —	$ —	$ 8
Municipalities							
Risk rating							
Pass	$ 5,964	$ 8,131	$ 795	$ —	$ —	$ —	$ 14,890
Special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ 5,964	$ 8,131	$ 795	$ —	$ —	$ —	$ 14,890
Consumer and other							
Risk rating							
Pass	$ 1,930	$ 1,713	$ 314	$ 143	$ 469	$ —	$ 4,569
Special mention	21	3	3	—	—	—	27
Substandard	4	—	—	—	—	—	4
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ 1,955	$ 1,716	$ 317	$ 143	$ 469	$ —	$ 4,600
Current period gross charge-offs	$ 45	$ 7	$ 8	$ —	$ —	$ —	$ 60

(Amounts in thousands, except for share and per share data)

	December 31, 2024						
	Term Loans Amortized Cost Basis by Origination Year						
	2024	2023	2022	2021	2020	Prior	Total
Construction and land							
Risk rating							
Pass	$ 26,157	$ 14,188	$ 4,197	$ 619	$ 550	$ 1,140	$ 46,851
Special mention	—	6,200	—	—	—	—	6,200
Substandard	30	754	—	301	—	—	1,085
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ 26,187	$ 21,142	$ 4,197	$ 920	$ 550	$ 1,140	$ 54,136
Farmland							
Risk rating							
Pass	$ 3,141	$ 1,708	$ 1,804	$ 284	$ 486	$ 2,117	$ 9,540
Special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ 3,141	$ 1,708	$ 1,804	$ 284	$ 486	$ 2,117	$ 9,540
1-4 Residential & multi-family							
Risk rating							
Pass	$ 16,084	$ 30,595	$ 19,099	$ 28,452	$ 37,925	$ 22,283	$ 154,438
Special mention	—	219	—	—	—	198	417
Substandard	—	25	—	—	92	1,096	1,213
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ 16,084	$ 30,839	$ 19,099	$ 28,452	$ 38,017	$ 23,577	$ 156,068
Current period gross charge-offs	$ —	$ 16	$ —	$ —	$ —	$ —	$ 16
Commercial real estate							
Risk rating							
Pass	$ 15,600	$ 13,526	$ 5,160	$ 7,079	$ 2,953	$ 11,007	$ 55,325
Special mention	—	—	—	—	—	301	301
Substandard	—	—	—	—	—	442	442
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ 15,600	$ 13,526	$ 5,160	$ 7,079	$ 2,953	$ 11,750	$ 56,068
Agriculture							
Risk rating							
Pass	$ —	$ 40	$ 1	$ 14	$ —	$ —	$ 55
Special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ —	$ 40	$ 1	$ 14	$ —	$ —	$ 55
Commercial							
Risk rating							
Pass	$ 3,443	$ 910	$ 345	$ 86	$ 94	$ 265	$ 5,143
Special mention	8	—	—	—	—	—	8
Substandard	23	—	—	844	57	240	1,164
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ 3,474	$ 910	$ 345	$ 930	$ 151	$ 505	$ 6,315
Current period gross charge-offs	$ 84	$ —	$ —	$ —	$ —	$ —	$ 84
Municipalities							
Risk rating							
Pass	$ 8,408	$ 845	$ —	$ —	$ —	$ —	$ 9,253
Special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ 8,408	$ 845	$ —	$ —	$ —	$ —	$ 9,253
Consumer and other							
Risk rating							
Pass	$ 3,373	$ 906	$ 374	$ 823	$ 13	$ —	$ 5,489
Special mention	2	3	1	—	—	—	6
Substandard	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
	$ 3,375	$ 909	$ 375	$ 823	$ 13	$ —	$ 5,495
Current period gross charge-offs	$ 66	$ 14	$ 6	$ —	$ —	$ —	$ 86

(Amounts in thousands, except for share and per share data)

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. The Company also evaluates credit quality based on the aging status of the loan, which is subsequently presented.

The following is an aging analysis for loans as of December 31, 2025 and 2024:

	December 31, 2025					
	30-59 Days Past Due	60-89 Days Past Due	90 Days and Greater	Total Past Due	Current	Total Loans
Real estate						
Construction and land	$ —	$ —	$ —	$ —	$ 48,372	$ 48,372
Farmland	—	—	—	—	17,085	17,085
1-4 Residential & multi-family	113	49	—	162	151,164	151,326
Commercial real estate	—	—	—	—	61,526	61,526
Agriculture	—	—	—	—	33	33
Commercial	181	—	1	182	8,631	8,813
Municipalities	—	—	—	—	14,890	14,890
Consumer and other	22	3	—	25	4,575	4,600
Total	$ 316	$ 52	$ 1	$ 369	$ 306,276	$ 306,645

	December 31, 2024					
	30-59 Days Past Due	60-89 Days Past Due	90 Days and Greater	Total Past Due	Current	Total Loans
Real estate						
Construction and land	$ —	$ —	$ 301	$ 301	$ 53,835	$ 54,136
Farmland	—	—	—	—	9,540	9,540
1-4 Residential & multi-family	260	8	25	293	155,775	156,068
Commercial real estate	301	—	—	301	55,767	56,068
Agriculture	—	—	—	—	55	55
Commercial	2	—	—	2	6,313	6,315
Municipalities	—	—	—	—	9,253	9,253
Consumer and other	2	—	—	2	5,493	5,495
Total	$ 565	$ 8	$ 326	$ 899	$ 296,031	$ 296,930

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. No interest income was recognized for loans on nonaccrual status for the years ended December 31, 2025 and 2024.

The following table presents interest income recognized on loans that are collateral-dependent and individually reviewed for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
Real estate		
1-4 Residential & multi-family	$ —	$ 6
Commercial	—	10
	$ —	$ 16

During the year ended December 31, 2025 and 2024, there were no modifications of loans to borrowers in financial difficulty.

(Amounts in thousands, except for share and per share data)

There have been no modification to borrowers with financial difficulty in the past 12 months that subsequently defaulted. The Company has no commitments to loan additional funds to borrowers whose loans have been modified but may on occasion extend financing to these borrowers.

Note 5 - Net Investment in Direct Financing Leases

The Company has entered into equipment and vehicle leases with various municipalities. These leases are classified as direct financing leases. The terms of the lease provide for automatic annual renewal periods unless the lessee gives written notice, not less than ninety days prior to the end of the original term or any renewal term, of their intention to terminate. The components of the net investment in direct financing leases are summarized as follows:

	December 31,	
	2025	2024
Total minimum lease payments to be received	$ 1,447	$ 1,539
Less interest income	(228)	(247)
Net investment in direct financing lease	$ 1,219	$ 1,292

At December 31, 2025, the scheduled financing lease payments are as follows:

2026	$ 281
2027	194
2028	194
2029	194
2030	164
Thereafter	420
Total lease payments	1,447
Less: unearned interest income	(228)
Net lease receivables	$ 1,219

Note 6 - Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	December 31,	
	2025	2024
Land	$ 2,023	$ 2,054
Buildings and improvements	12,694	12,535
Furniture, fixtures and equipment	3,399	3,149
	18,116	17,738
Accumulated depreciation	(6,657)	(6,212)
Total	$ 11,459	$ 11,526

Depreciation expense for the years ended December 31, 2025 and 2024, amounted to $461 and $439, respectively.

(Amounts in thousands, except for share and per share data)

Note 7 – Leases

The Company leases certain office facilities and equipment for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2030 and provide for renewal options ranging from 1 year to 5 years. The Company included in the determination of the right-of-use assets and lease liabilities any renewal options when the options are reasonably certain to be exercised. The leases provide for increases in future minimum annual rental payments based on defined increases in the Consumer Price Index, subject to certain minimum increases. Also, the agreements generally require the Company to pay real estate taxes, insurance, and repairs.

The weighted-average discount rate is based on the discount rate implicit in the lease, or if the implicit rate is not readily determinable from the lease, then the Company estimates an applicable incremental borrowing rate. The incremental borrowing rate is estimated using the Company's applicable borrowing rates and the contractual lease term.

Total right-of-use assets and lease liabilities at December 31, 2025 and 2024, were as follows:

		December 31,	
	Statement of Financial Condition Classification	2025	2024
Right-of-use assets:			
Operating leases	Other assets	$ 578	$ 292
Lease Liabilities:			
Operating lease liabilities	Accrued expenses and other liabilities	$ 577	$ 292

Total lease costs for the years ended December 31, 2025 and 2024, were as follows:

	December 31,	
	2025	2024
Operating lease cost	$ 121	$ 72

The future minimum lease payments under noncancelable operating leases with terms greater than one year at December 31, 2025, were as follows:

	Operating Leases
2026	$ 146
2027	149
2028	150
2029	137
2030	42
Total undiscounted lease payments	624
Less: imputed interest	(47)
Net lease liabilities	$ 577

(Amounts in thousands, except for share and per share data)

Supplemental Lease Information

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term		
Operating leases	4.21 Years	4.48 Years
Weighted-average discount rate		
Operating leases	3.63 %	2.79 %
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 124	$ 71

Note 8 - Deposits

The aggregate amount of time deposits meeting or exceeding FDIC limits of $250 or more at December 31, 2025 and 2024, was $35,824 and $29,697, respectively. At December 31, 2025 and 2024, deposits include $18,000 and $22,000, respectively, of callable brokered deposits issued as part of an investment strategy that are fully insured with $18,000 maturing in 2029. At December 31, 2025, the scheduled maturities of time deposits are as follows:

2026	$ 102,584
2027	8,600
2028	4,073
2029	18,463
2030	65
Total	$ 133,785

Note 9 - Advances from Federal Home Loan Bank

The Company had outstanding advances from Federal Home Loan Bank totaling $45,669 and $49,878 at December 31, 2025 and 2024, respectively. Such advances had a weighted average interest rate of 4.20% and 4.04% at December 31, 2025 and 2024, respectively. Scheduled maturities of the advances, which are subject to restrictions or penalties in the event of prepayment at December 31, 2025 are as follows:

2026	$ 13,000
2027	3,352
2028	29,317
Total	$ 45,669

Under these agreements, the Company had unused lines of credit amounting to $100,253 at December 31, 2025. Pursuant to a blanket collateral agreement with the FHLB, advances were secured by all stock and deposit accounts with the FHLB, mortgage collateral, securities collateral, and other collateral. $2,802 of securities were specifically pledged as of December 31, 2024. There were no securities specifically pledged as of December 31, 2025.

(Amounts in thousands, except for share and per share data)

Note 10 - Income Taxes

Allocation of income taxes between current and deferred portions is as follows:

	Years ended December 31,	
	2025	2024
Current federal income tax expense	$ 114	$ —
Current state income tax expense	3	—
Deferred federal income tax expense (benefit)	394	(484)
Deferred state income tax expense	11	8
Total provision (benefit)	$ 522	$ (476)

The differences in amounts and percentages between the statutory federal tax rate of 21% and the Company's effective tax rate on net income before income taxes as reflected in the consolidated statements of operations during the year ended December 31, 2025, were as follows:

	Year ended December 31, 2025	
	Amount	Percentage
U.S. federal statutory tax rate	$ 707	21.00 %
State and local income taxes, net of federal income tax effect	11	0.33
Nontaxable or nondeductible items		
Nontaxable items - tax-exempt loan interest	(164)	(4.87)
Nontaxable items - tax-exempt interest	(37)	(1.10)
Nontaxable items - insurance officer life CSV (tax exempt build up)	(37)	(1.10)
Nontaxable items - other nontaxable items	(2)	(0.06)
Nondeductible items - disallowed interest expense	38	1.13
Nondeductible items - other nondeductible items	(8)	(0.24)
Other adjustments	14	0.43
	522	15.52 %

Texas is the only state included in the state and local income taxes, net of federal income tax effect, category.

Income tax expense, as a percentage of pretax earnings, differs from the statutory federal income tax rate during the year ended December 31, 2024, is as follows:

	Year ended December 31, 2024
Income tax expense at the statutory rate	21.00 %
State income taxes	(0.36)
Nontaxable earnings	8.47
Nondeductible expenses	(2.62)
Other	0.20
Total provision	26.69 %

83

(Amounts in thousands, except for share and per share data)

Income taxes paid were as follows:

	Years ended December 31, 2025	Years ended December 31, 2024
Jurisdiction		
Federal	$ 175	$ —
State/local (Texas)	3	—
Total	178	—

The components of the net deferred tax asset are as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets		
Allowance for credit losses	$ 767	$ 701
Intangible assets	104	89
Deferred compensation	54	288
State income tax credit	15	24
Stock options and restricted stock awards	252	201
Charitable contribution credit	31	77
Unrealized loss on securities available for sale	814	1,267
Net operating losses	257	574
Other	95	16
	2,389	3,237
Deferred tax liabilities		
Depreciable assets	(145)	(120)
Accrual to cash	(278)	(261)
Mortgage servicing rights	(44)	(48)
Restricted stock dividends	(108)	(120)
	(575)	(549)
Net deferred tax asset	$ 1,814	$ 2,688

No valuation allowance for deferred tax assets was recorded as of December 31, 2025 and 2024, as management believes the amounts representing future deferred tax benefits will more likely than not be recognized since the Company is expected to have sufficient taxable income of an appropriate character within the carryback and carryforward periods as permitted by the tax law to allow for utilization of the future deductible amounts.

Retained earnings at December 31, 2025 and 2024, includes $2,663 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was $559 at December 31, 2025 and 2024.

(Amounts in thousands, except for share and per share data)

Note 11 - Off-Balance-Sheet Activities

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Company's exposure to credit loss is represented by the contractual amount of these commitments.

The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2025 and 2024, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
	December 31, 2025	December 31, 2024
Commitments to extend credit	$ 35,666	$ 17,954

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

The Company is party to an agreement with the Federal Reserve Bank of Boston that provides the Company with a federal funds line of credit in an amount tied to securities on deposit with that bank. The Company pays no fees for this line of credit and has not drawn upon it. The Company is party to agreements with its correspondent banks that provide the Company with unsecured lines for up to $8,000 federal funds lines of credit to support overnight funding needs. The Company pays no fees for the lines of credit and has not drawn upon them. One line renews annually and the other line is in effect until either party changes the terms of the agreement.

At December 31, 2025, the Company had no commitments to purchase securities.

The Company has no other off-balance-sheet arrangements or transactions with unconsolidated, special purpose entities that would expose the Company to liability that is not reflected on the face of the consolidated statements of financial condition.

Note 12 - Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

(Amounts in thousands, except for share and per share data)

Note 13 - Employee Benefit Plan

The Company sponsors a defined contribution 401(k) retirement plan covering substantially all of its employees. The plan provides for the Company to match employees' contributions up to five percent of an employee's annual salary. In addition, the Company offers a profit-sharing component to the 401(k) plan under which the Company may contribute an equal amount to the account of each employee. The amount of the profit-sharing contribution is discretionary and determined annually by the board of directors. The employees are 100% vested after six years of service. Prior to full vesting, the employees are vested from 20% to 80% depending on the length of service. The Company's contributions for the years ended December 31, 2025 and 2024 were $192 and $181, respectively.

The Company has a deferred compensation plan with a former member of its board of directors that permits that director to defer a portion of his compensation and earn a guaranteed interest rate on the deferred amounts. The portion of the former director's compensation that is deferred has been accrued and the only other expense related to this plan is the interest on the deferred amounts. Interest expense during the years ended December 31, 2025 and 2024, included $8 and $9, respectively, related to this plan. The Company has included $156 and $166 of deferred compensation payable at December 31, 2025 and 2024, respectively, which is included in accrued expenses and other liabilities.

To fund this plan, the Company has purchased a corporate-owned whole-life insurance contract on the former director. The Company has included $135 and $130 in bank-owned life insurance at December 31, 2025 and 2024, respectively, which represents the cash surrender value of this policy.

The Company adopted a deferred compensation incentive plan in January 2013. The plan provided for an individually agreed upon percentage of net income for the plan year to be deferred and vested over five years. The deferred compensation earned interest over the vesting period. The vested benefit was to be paid within 90 days of the end of each plan year. The plan was terminated on December 31, 2023, and was accelerated to fully vest all participants on December 31, 2023. The benefits totaling $435 that had not been previously deferred and deferrals from prior years totaling $561 were paid out on February 10, 2025. The only expense related to the plan after termination was interest expense on the balance being held in the plan until the designated pay date. The Company recorded compensation expense related to this program in the amount of $5 and $46 for the years ended December 31, 2025 and 2024, respectively. An accrual of $0 and $1,042 for December 31, 2025 and 2024, respectively, is included in accrued expenses and other liabilities.

To partially fund benefit plans, Broadstreet Bank maintains the Broadstreet Bank Split Dollar Life Insurance Plan, which consists of thirteen life insurance policies on six current, three retired officers and four former officers. The executive has the right to designate a beneficiary who will receive his or her share of the net death benefit payable upon his or her death if the employment conditions of the plan have been met. The policies are owned by Broadstreet Bank, which paid the premium due on the policies. Under the plan, the insured beneficiary will receive an agreed upon amount and Broadstreet Bank is entitled to the remaining death benefit or the entire death benefit in cases where plan employment conditions were not met. The Company has included $6,409 and $6,240 in bank-owned life insurance on bank officers at December 31, 2025 and 2024, which represents the cash surrender value of the policies.

(Amounts in thousands, except for share and per share data)

Note 14 - Employee Stock Ownership Plan

In connection with the Conversion, the Company established an ESOP for the exclusive benefit of eligible employees. The ESOP borrowed funds from the Company in an amount sufficient to purchase 260,621 shares (approximately 8.0% of the common stock issued in connection with the Conversion). The loan is secured by unallocated shares and will be repaid by the ESOP with funds from contributions made by the Company and dividends received by the ESOP. Contributions will be applied to repay interest on the loan first, and then the remainder will be applied to principal. The loan is expected to be repaid over a period of up to 20 years.

Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants in proportion to their compensation. Participants will vest in their accrued benefits determined by the years of service for vesting purposes. Vesting is accelerated upon retirement, death or disability of the participant, or a change in control of the Company or the Bank. Forfeitures will be reallocated to remaining participants. Benefits may be payable upon retirement, death, disability, separation of service, or termination of the ESOP.

The debt of the ESOP is eliminated in consolidation. Contributions to the ESOP will be sufficient to pay principal and interest currently due under the loan agreement. As shares are committed to be released from collateral, the Company reports the compensation expense equal to the average market price of the shares for the respective period, and the shares become outstanding for earnings per share computations. Dividends on unallocated ESOP shares, if any, are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $253 and $223 for the years ended December 31, 2025 and 2024, respectively.

A summary of the ESOP shares as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Shares allocated to participants	72,240	56,768
Shares distributed to terminated participants	(12,475)	(5,151)
Unreleased shares	188,381	203,853
Total	248,146	255,470
Fair value of unreleased shares	$ 3,385	$ 3,109

Note 15 - Stock-Based Compensation

The Company has one equity incentive plan with two share-based compensation awards as described below. Total compensation cost that has been charged against income for those plans was $607 and $757 for the years ended December 31, 2025 and 2024, respectively.

Stock Option Awards

The Company's 2022 Equity Incentive Plan (the Equity Plan), which was approved by shareholders, permits the grant of stock options to its directors, executive officers and other officers for up to 325,775 shares of common stock. Stock option awards are generally granted with an exercise price equal to the market price of the Company's common stock at the date of grant; those option awards have vesting periods of five years and have 10-year contractual terms. The Company has a policy of using shares held as treasury stock to satisfy share option exercises.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions determined by management. Expected volatility is based on historical volatility of the Company's common stock. The Company uses historical data when available to estimate option exercise

(Amounts in thousands, except for share and per share data)

and post-vesting termination behavior. Due to lack of historical data, the Company estimated the expected term of options granted is 7.5 years. This represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The Company's accounting policy is to recognize forfeitures as they occur. The risk-free interest rate for the expected term of the options is based on the 7-year U.S. Treasury yield curve in effect at the time of the grants.

On August 31, 2022, the non-employee directors of the Company were granted 97,728 stock options with a cost of $6.50 per option and an exercise price of $16.00. These options will vest annually over a five year period ending August 31, 2027 and will expire on August 31, 2032. During the year ended December 31, 2025 and 2024, 14,661 and 8,144 of these options were forfeited or expired, respectively.

On February 28, 2023, the executive officers of the Company were granted 192,204 stock options with a cost of $6.14 per option and an exercise price of $15.67. These options will vest annually over a five year period ending February 28, 2028 and will expire on February 28, 2033. During the years ended December 31, 2025 and 2024, 22,477 and 24,758, of these options were forfeited or expired, respectively.

On February 28, 2024, an executive officer of the Company was granted 58,639 stock options with a cost of $6.41 per option and an exercise price of $13.75. The Company accelerated the first vesting period to vest 20% of the awards at grant date and the remaining awards will vest in four equal annual installments through February 28, 2028, and will expire on February 28, 2033.

On August 30, 2024, certain officers of the Company were granted 19,030 stock options with a cost of $6.27 per option and an exercise price of $14.31. These options will vest annually over a five year period ending August 31, 2029, and will expire on August 31, 2034.

Compensation expense for the stock options for the years ended December 31, 2025 and 2024, was $296 and $377, respectively.

There were no additional grants during the year ended December 31, 2025.

The fair value of options granted during the year ended December 31, 2024, was determined using the following weighted-average assumptions as of grant date.

	2024
Expected volatility	33.90 %
Expected dividends	- %
Expected term (in years)	7.50
Risk-free rate	4.16 %

(Amounts in thousands, except for share and per share data)

A summary of the activity in the stock option awards for 2025 and 2024 follows:

Options	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding at December 31, 2023	231,293	$ 15.81	3.9
Granted	77,669	13.89	4.3
Exercised	-	-	-
Forfeited or expired	(32,902)	15.75	3.3
Outstanding at December 31, 2024	276,060	$ 15.28	3.6
Granted	-	-	-
Exercised	-	-	-
Forfeited or expired	(37,138)	15.80	2.7
Outstanding at December 31, 2025	238,922	$ 15.20	2.9
	.		
Exercisable at December 31, 2025	110,652	$ 15.36	2.2

Non-Vested Options	Options	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2023	211,747	$ 6.24
Granted	77,669	6.38
Vested	(56,358)	6.36
Forfeited	(31,273)	6.23
Non-vested at December 31, 2024	201,785	$ 6.26
Granted	-	-
Vested	(49,088)	6.36
Forfeited	(24,428)	4.18
Non-vested at December 31, 2025	128,269	$ 6.62

As of December 31, 2025 and 2024, there was $621 and $1,079, respectively, of total unrecognized compensation cost related to nonvested stock options granted under the plan. The cost is expected to be recognized over a weighted-average period of five years.

Restricted Stock Awards

The Equity Plan also permits the grant of restricted stock to its directors, executive officers, and other officers. Compensation expense for restricted stock awards is recognized over the vesting period of the awards based on the fair value of the stock at issue date. The fair value of the stock was determined using the closing stock price of the Company on grant date. Restricted shares fully vest on the fifth anniversary of the grant date.

On August 31, 2022, the non-employee directors of the Company were granted 39,084 shares of Company stock at a fair market value of $16.00 per share. These stock awards will vest in five equal annual installments through August 31, 2027. During the year ended December 31, 2024, 2,606 of these awards were forfeited.

On February 28, 2023, executive officers of the Company were granted 76,880 shares of Company stock at a fair market value of $15.67 per share. These stock awards will vest in five equal annual installments through February 28, 2028. During the years ended December 31, 2025 and 2024, 3,909 and 9,903, respectively, of these awards were forfeited.

(Amounts in thousands, except for share and per share data)

On February 28, 2024, an executive officer of the Company was granted 23,455 shares of Company stock when the stock price was $13.75 per share. The Company accelerated the first vesting period to vest 20% of the awards at grant date and the remaining awards will vest in four equal annual installments through February 28, 2028.

On August 30, 2024 certain officers of the Company were granted 9,212 shares of Company stock when the stock price was $14.31 per share. These stock awards will vest in five equal annual installments through August 31, 2029.

Compensation expense for the restricted stock awards for the years ended December 31, 2025 and 2024 was $311 and $380, respectively.

A summary of changes in the Company's nonvested shares for the years ended December 31, 2025 and 2024 follows:

Non-Vested Shares	Shares	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2023	84,697	$ 15.79
Granted	32,667	13.91
Vested	(22,535)	15.38
Forfeited	(12,510)	15.74
Non-vested at December 31, 2024	82,319	$ 15.16
Granted	-	-
Vested	(21,902)	15.25
Forfeited	(3,909)	15.67
Non-vested at December 31, 2025	56,508	$ 15.09

As of December 31, 2025 and 2024, there was $662 and $1,040 of total unrecognized compensation cost related to nonvested restricted stock granted under the plan. The cost is expected to be recognized over a weighted-average period of five years.

Note 16 - Related Party Transactions

In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates.

Annual activity consisted of the following:

	December 31, 2025	December 31, 2024
Beginning balance	$ 3,978	$ 5,717
Additions	18	75
Repayments	(1,308)	(1,814)
Ending balance	$ 2,688	$ 3,978

Deposits from related parties held by the Company at December 31, 2025 and 2024, amounted to $5,887 and $6,212, respectively.

(Amounts in thousands, except for share and per share data)

Note 17 - Supplemental Cash Flow Information

Supplemental disclosure of cash flow information is as follows:

	Year Ended December 31,	
	2025	2024
Supplemental cash flow information:		
Cash paid for		
Interest on deposits	$ 7,173	$ 7,252
Interest on FHLB advances	2,071	2,663
Other interest	10	9
Non-cash activities		
Transfer on loans receivable to loans held for sale	$ —	26,821
Loan originations to facilitate the sale of other real estate owned	—	150
Loans transferred to other real estate owned	8,883	—
Premises and equipment transferred to other real estate owned	—	558
Lease liabilities arising from obtaining right-of-use assets	290	—

Note 18 - Minimum Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

The Bank has opted into the Community Bank Leverage Ratio (CBLR) framework, beginning with the Call Report filed for the first quarter of 2020. At December 31, 2025 and 2024, the Bank's CBLR ratio was 11.74% and 10.84%, respectively, which exceeded all regulatory capital requirements under the CBLR framework and the Bank was considered to be "well-capitalized."

Under the CBLR framework, banks and their bank holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria, including a leverage ratio (equal to tier 1 capital divided by average total consolidated assets) of greater than 9%, are eligible to opt into the CBLR framework. Qualifying community banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% are considered to have satisfied the generally applicable risk-based and leverage capital requirements in the agencies' capital rules (generally applicable capital rules) and, if applicable, are considered to have met the well-capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act. Accordingly, a qualifying community banking organization that exceeds the 9% CBLR is considered to have met: (i) the generally applicable risk-based and leverage capital requirements of the generally applicable capital rules; (ii) the capital ratio requirements in order to be considered well-capitalized under the prompt corrective action framework; (iii) any other applicable capital or leverage requirements. A qualifying community banking organization that elects to be under the CBLR framework generally would be exempt from the current capital framework, including risk-based capital requirements and capital conservation buffer requirements.

Texas Community Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Amounts in thousands, except for share and per share data)

Note 19 -   Fair Value Measurements

Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

Authoritative guidance requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, authoritative guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

- Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 Inputs - Significant unobservable inputs that reflect an entity's own assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. There have been no changes in valuation techniques during the years ended December 31, 2025 and 2024.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market- based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management

(Amounts in thousands, except for share and per share data)

believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Available for Sale Securities - Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U. S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information and the bond's terms and conditions, among other things.

Derivative Instruments – The Company records derivative instruments at fair value on a recurring basis. The Company utilizes derivative instruments as part of the management of interest rate risk to modify the repricing characteristics of certain portions of the Company's interest-bearing assets and liabilities.

The Company has contracted with a third-party vendor to provide valuations for derivatives using standard valuation techniques and therefore classifies such valuations as Level 2. Third-party valuations are validated by the Company using Bloomberg Valuation Service's derivative pricing functions.

Collateral-dependent Loans – Collateral-dependent loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 3 inputs based on internally customized discounting criteria.

Other real estate owned – Fair values are valued at the time the loan is foreclosed upon and the asset is transferred from loans or when the asset is transferred into other real estate owned from premises and equipment. The value is based upon primarily third-party appraisals, less estimated costs to sell. The appraisals are generally discounted based on management's historical knowledge, changes in market conditions from the time of valuation, and/or management's expertise and knowledge of the client and the client's business. Such discounts are typically significant and result in Level 3 classification of the inputs for determining fair value. Other real estate owned is reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same or similar factors above.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2025 and 2024, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2025			
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets				
Available for sale securities				
Residential mortgage-backed	$ —	$ 5,796	$ —	$ 5,796
Collateralized mortgage obligations	—	35,742	—	35,742
State and municipal	—	8,743	—	8,743
Corporate bonds	—	9,612	—	9,612
Total financial assets	$ —	$ 59,893	$ —	$ 59,893

Texas Community Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Amounts in thousands, except for share and per share data)

| | December 31, 2024 | | | |
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets				
Available for sale securities				
Residential mortgage-backed	$ —	$ 9,151	$ —	$ 9,151
Collateralized mortgage obligations	—	46,568	—	46,568
State and municipal	—	13,277	—	13,277
Corporate bonds	—	6,193	—	6,193
Derivative instruments	—	419	—	419
Total financial assets	$ —	$ 75,608	$ —	$ 75,608

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

The following table summarizes financial and non-financial assets measured at fair value on a nonrecurring basis as of December 31, 2025 and 2024, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

| | December 31, 2025 | | | |
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets				
Collateral-dependent loans	$ —	$ —	$ 654	$ 654
Nonfinancial assets				
Other real estate owned	—	—	9,271	9,271
	$ —	$ —	$ 9,925	$ 9,925

| | December 31, 2024 | | | |
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets				
Collateral-dependent loans	$ —	$ —	$ 861	$ 861
Nonfinancial assets				
Other real estate owned	—	—	480	480
	$ —	$ —	$ 1,341	$ 1,341

During the years ended December 31, 2025 and 2024, certain collateral-dependent loans were remeasured and reported at fair value through a specific allocation of the allowance for credit losses based upon the fair value of the underlying collateral. At December 31, 2025, collateral-dependent loans with a carrying value of $933 were reduced by specific valuation allowance allocations totaling $279 to a reported fair value of $654. At December 31, 2024, collateral-dependent loans with a carrying value of $1,140 were reduced by a specific valuation allowance allocations totaling $279 to a reported fair value of $861. The fair value of collateral-dependent loans is determined based on collateral valuations utilizing Level 3 valuation inputs.

At December 31, 2025, the Company had other real estate owned consisting of one small bank property that was purchased for future expansion, one multi-family property acquired through foreclosure and two land development projects belonging to one customer that were transferred through deeds in lieu of foreclosure. The reported fair value

(Amounts in thousands, except for share and per share data)

includes a deduction for estimated costs to sell and all properties are currently listed for sale. At December 31, 2024, the Company had other real estate owned consisting of two bank properties that were purchased for future expansion but then listed for sale.

The estimated fair value amounts of other real estate owned have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Quantitative Information About Significant Unobservable Inputs Used in Level 3 Fair Value Measurements – The following table represents the Company's Level 3 financial assets, the valuation techniques used to measure the fair value of those financial assets, the significant unobservable inputs and the ranges of values for those inputs:

Instrument	Fair Value at December 31, 2025	Principal Valuation Technique	Significant Unobservable Inputs	Range of Significant Input Values
Collateral-dependent loans	$ 654	Appraisal of collateral (1)	Appraisal adjustment	5-25 %
Other real estate owned	$ 9,271	Appraisal of collateral (1)	Appraisal adjustment	5-25 %

Instrument	Fair Value at December 31, 2024	Principal Valuation Technique	Significant Unobservable Inputs	Range of Significant Input Values
Collateral-dependent loans	$ 861	Appraisal of collateral (1)	Appraisal adjustment	10-25 %
Other real estate owned	$ 480	Appraisal of collateral (1)	Appraisal adjustment	10-25 %

(1) Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are not identifiable.

(Amounts in thousands, except for share and per share data)

The estimated fair values, and related carrying amounts, of the Company's financial instruments are as follows:

	December 31, 2025				
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value	Total Carrying Value
Financial assets					
Cash and cash equivalents	$ 6,450	$ —	$ —	$ 6,450	$ 6,450
Interest bearing deposits in banks	5,509	—	—	5,509	5,509
Securities held to maturity	—	16,744	—	16,744	18,283
Loans, net	—	—	293,446	293,446	301,986
Net investment in direct financing leases	—	—	1,185	1,185	1,219
Accrued interest receivable	1,888	—	—	1,888	1,888
Restricted investments carried at cost	—	2,773	—	2,773	2,773
Mortgage servicing rights	—	—	210	210	210
Financial liabilities					
Deposits	—	—	297,856	297,856	327,904
FHLB advances	—	—	46,478	46,478	45,669
Accrued interest payable	683	—	—	683	683

	December 31, 2024				
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value	Total Carrying Value
Financial assets					
Cash and cash equivalents	$ 13,290	$ —	$ —	$ 13,290	$ 13,290
Interest bearing deposits in banks	9,720	—	—	9,720	9,720
Securities held to maturity	—	19,531	—	19,531	22,096
Loans, net	—	—	276,028	276,028	292,416
Net investment in direct financing leases	—	—	1,292	1,292	1,292
Accrued interest receivable	1,919	—	—	1,919	1,919
Restricted investments carried at cost	—	3,715	—	3,715	3,715
Mortgage servicing rights	—	—	230	230	230
Financial liabilities					
Deposits	—	—	302,400	302,400	335,828
FHLB advances	—	—	49,911	49,911	49,878
Accrued interest payable	759	—	—	759	759

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents and interest-bearing deposits in banks – The carrying value approximates their fair values.

Securities held to maturity – Fair values for investment securities are based on quoted market prices or whose value is determined using discounted cash flow methodologies.

Loans and net investment in direct financing leases – The fair values for loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and credit quality.

Accrued interest receivable – The carrying value approximates its fair value.

(Amounts in thousands, except for share and per share data)

Restricted investments carried at cost – The carrying value of these investments approximates fair value based on the redemption provisions contained in each.

Mortgage servicing rights – Fair values are estimated using discounted cash flows based on current market rates of interest.

Deposits – The fair values disclosed for demand deposits (for example, interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed- term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

FHLB advances – Current market rates for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Accrued interest payable – The carrying value approximates the fair value.

Note 20 – Derivatives

The Company is exposed to economic risks arising from its business operations and uses derivatives primarily to manage risk associated with changing interest rates. The Company designates certain derivatives as hedging instruments in a qualifying hedge accounting relationship (cash flow or fair value hedge).

Fair Value Hedges – Derivatives are designated as fair value hedges when they are used to manage exposure to changes in the fair value of certain financial assets and liabilities, referred to as the hedged items, which fluctuate in value as a result of movements in interest rates.

Securities available for sale – During the year ended December 31, 2024, the Company had a swap agreement to hedge the interest rate risk on a portion of its fixed rate securities available for sale. At December 31, 2024, the aggregate notional amount of the related hedged items of the securities available for sale totaled $25 million and the fair value of the swaps associated with the derivative related to hedged items was an unrealized gain of $417.

During the year ended December 31, 2024, the carrying amount of the hedged assets decreased due to the sale of two securities with an amortized cost of $5,500. At December 31, 2024, the hedging relationship qualified for hedge accounting due to the amortized cost of the remaining securities exceeding the notional amount.

The Company applies hedge accounting in accordance with ASC 815, Derivatives and Hedging, and the fair value hedge and the underlying hedged item, attributable to the risk being hedged, are recorded at fair value with unrealized gains and losses being recorded within other interest income on the Company’s Consolidated Statements of Operations. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows on the derivative hedging instrument with the changes in fair value or cash flows on the designated hedged item or transactions for the risk being hedged.

If a hedging relationship ceases to qualify for hedge accounting, the relationship is discontinued and future changes in the fair value of the derivative instrument are recognized in current period earnings. For a discontinued or terminated fair value hedging relationship, all remaining basis adjustments to the carrying amount of the hedged item are amortized to interest income or expense over the remaining life of the hedged item consistent with the amortization of other discounts or premiums. Previous balances deferred in AOCI from discontinued or terminated cash flow hedges are reclassified to

(Amounts in thousands, except for share and per share data)

interest income or expense as the hedged transactions affect earnings or over the originally specified term of the hedging relationship. The Company's hedges continue to be highly effective and had no material impact on the Consolidated Statements of Operations.

The following table summarizes key elements of the Company's derivative instruments as of December 31, 2024, segregated by derivatives that are considered accounting hedges and those that are not:

	December 31, 2024	
	Notional Amount	Fair Value
Derivatives designated as hedges:		
Fair Value Hedges	$ 25,000	$ 419
Total	$ 25,000	$ 419

The following table summarizes the carrying value of the Company's hedged assets in fair value hedges and the associated cumulative basis adjustments included in those carrying values as of December 31, 2024:

	December 31, 2024	
	Carrying Amount of Hedged Assets Amount	Cumulative Amount of Basis Adjustments Included in the Carrying Amount of the Hedged Assets
Line items on the Consolidated Statements of Financial Condition in which the hedged items is included:		
Securities available for sale	$ 33,830	$ (417)

Termination of Fair Value Hedge Relationship

During the year ended December 31, 2025, the Company terminated its fair value hedge relationship related to certain AFS securities. The hedge relationship was terminated as a result of the termination of the associated derivative instrument, and the Company did not redesignate the derivative as a hedging instrument. The underlying AFS securities were not sold in connection with the termination of the hedge relationship.

Upon termination of the fair value hedge, the derivative instrument was settled, and no derivative instruments related to this hedge relationship remained outstanding. The cumulative fair value hedge basis adjustment previously recorded on the hedged AFS securities, which reflects changes in fair value attributable to the hedged risk, remains as part of the carrying amount of the securities. Upon termination the unamortized basis adjustment related to the terminated hedge was $463.The basis adjustment is being amortized into interest income over the remaining contractual lives of the related securities using the effective interest method. The AFS securities continue to be classified as available-for-sale, with unrealized gains and losses, excluding the hedge-related basis adjustment, recorded in accumulated other comprehensive income (loss) ("AOCI").

The termination of the fair value hedge relationship did not have a material impact on the Company's consolidated financial statements.

(Amounts in thousands, except for share and per share data)

Note 21 - Condensed Parent Company Financial Statements

Included below are the condensed financial statements of the Parent Company, Texas Community Bancshares, Inc.:

	December 31, 2025	December 31, 2024
Assets		
Cash and cash equivalents	$ 3,703	$ 7,797
Investment in subsidiary	48,666	43,273
Deferred income taxes	213	167
Other assets	1,208	900
	$ 53,790	$ 52,137
Liabilities		
Accrued expenses and other liabilities	33	29
Shareholders' Equity		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, none issued and outstanding	$ —	$ —
Common stock, $0.01 par value, 19,000,000 shares authorized, 3,366,516 issued and 2,887,275 outstanding at December 31, 2025 and 3,370,425 issued and 3,088,152 outstanding at December 31, 2024	34	34
Additional paid in capital	33,198	32,493
Retained earnings	32,412	30,163
Accumulated other comprehensive loss	(3,063)	(4,766)
Unearned Employee Stock Ownership Program shares, at cost	(1,884)	(2,039)
Treasury stock, at cost (479,241 shares at December 31, 2025 and 282,273 shares at December 31, 2024)	(6,940)	(3,777)
Total shareholders' equity	53,757	52,108
	$ 53,790	$ 52,137

Texas Community Bancshares, Inc. and Subsidiaries
(Amounts in thousands, except for share and per share data)

	December 31, 2025	December 31, 2024
Interest Income		
Gain on other investment	$ 198	$ —
Total income	198	—
Expenses		
Other expenses	505	416
Total expenses	505	416
Loss Before Income Taxes and Equity in Earnings of Subsidiary	(307)	(416)
Income Tax Benefit	(66)	(83)
Loss Before Equity in Earnings of Subsidiary	(241)	(333)
Equity in Earnings of Subsidiary		
Undistributed earnings of subsidiary	3,083	(972)
Total equity in earnings of subsidiary	3,083	(972)
Net Income (Loss)	2,842	(1,305)
Other items of comprehensive income (loss)		
Unrealized loss on investment securities available for sale, before tax	2,689	937
Reclassification adjustment for realized gain on sale of investment securities included in net income (loss)	(117)	(190)
Net changes in fair value of available for sale securities hedge, before tax	(417)	298
Income tax benefit related to other items of comprehensive income (loss)	(452)	(219)
Total other items of comprehensive income (loss), net of tax expense (benefit)	1,703	826
Comprehensive Income (Loss)	$ 4,545	$ (479)

(Amounts in thousands, except for share and per share data)

	December 31, 2025	December 31, 2024
Operating Activities		
Net income (loss)	$ 2,842	$ (1,305)
Adjustments to reconcile net (loss) income to net cash used for operating activities		
Equity in undistributed earnings of subsidiary	(3,083)	972
ESOP compensation expense for allocated shares	253	223
Net increase in other investment	(157)	—
Deferred tax benefit	(47)	(94)
Increase in other assets	19	(80)
Increase in accrued expenses	4	(13)
Net Cash used for Operating Activities	(169)	(297)
Investing Activities		
Purchase of other investments	(169)	(132)
Net Cash used for Investing Activities	(169)	(132)
Financing Activities		
Dividends Paid	(593)	(504)
Purchase of treasury stock	(3,163)	(1,578)
Net Cash used for Financing Activities	(3,756)	(2,082)
Net Change in Cash and Cash Equivalents	(4,094)	(2,511)
Cash and Cash Equivalents at Beginning of Year	7,797	10,308
Cash and Cash Equivalents at End of Year	$ 3,703	$ 7,797

ITEM 9.   **Changes In and Disagreements With Accountants on Accounting and Financial Disclosure**

None.

ITEM 9A.   **Controls and Procedures**

(a)   Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the Chairman of the Board, President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2025. Based on that evaluation, the Company's management, including the Chairman of the Board, President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

(b)   Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

The Company's management, including the principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, based on the criteria set forth in the "*Internal Control-Integrated Framework (2013)*" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting is effective, based on those criteria.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to provisions of the Dodd-Frank Act that permits the Company to provide only management's report in this annual report.

(c)   Changes to Internal Control Over Financial Reporting

During the quarter ended December 31, 2025, there have been no changes to the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.   **Other Information**

During the three months ended December 31, 2025, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company's securities that was intended to satisfy the affirmative defense conditions of SEC Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" (as such term is defined in Item 408 of SEC Regulation S-K).

ITEM 9C.   **Disclosure Regarding Foreign Jurisdictions That Prevent Inspections**

Not applicable.


PART III


ITEM 10.   **Directors, Executive Officers and Corporate Governance**

The Company's has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or controller or persons performing similar functions. A copy is available on the Investors section of Broadstreet Bank's website at www.broadstreet.bank.

The information contained in the sections captioned "Business Items to be Voted on by Stockholders – Item 1 Election of Directors," "Other Information Relating to Directors and Executive Officers" and "Corporate Governance" in the Company's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders (the " 2026 Proxy Statement") is incorporated herein by reference.

The Company has adopted a Policy Regarding Insider Trading governing the purchase, sale and/or other dispositions of the Company's securities by its directors, officers and employees and by the Company itself. A copy of the policy is filed as an exhibit to its Annual Report on Form 10-K.

ITEM 11.   **Executive Compensation**

The information contained in the sections captioned "Executive Compensation" and "Directors' Compensation" in the 2026 Proxy Statement is incorporated herein by reference.

ITEM 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

(a)   Securities Authorized for Issuance Under Stock-Based Compensation Plans

The following information is presented for the Texas Community Bancshares, Inc. 2022 Equity Incentive Plan, as of December 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (column a)	Weighted-average exercise price of outstanding options, warrants and rights (column b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	238,922	$ 15.20	108,407
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	238,922	$ 15.20	108,407

(b)   Securities Ownership of Certain Beneficial Owners

The information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the 2026 Proxy Statement.

(c)   Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the 2026 Proxy Statement.

(d)   Changes in Control

Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a later date result in a change in control of the Company.

ITEM 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information required by this item is incorporated herein by reference to the sections captioned "Other Information Relating to Directors and Executive Officers – Transactions with Certain Related Persons" and "Corporate Governance" of the 2026 Proxy Statement.

ITEM 14.   **Principal Accountant Fees and Services**

The information required by this item is incorporated herein by reference to the section captioned "Business Items to be Voted on by Stockholders – Item 2 – Ratification of Appointment of Independent Registered Public Accounting Firm" of the 2026 Proxy Statement.

ITEM 15. **Exhibits and Financial Statement Schedules**

3.1	Articles of Incorporation of Texas Community Bancshares, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-254053), as filed on March 9, 2022)
3.2	Amended and Restated Bylaws of Texas Community Bancshares, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, as filed on January 26, 2022)
4.1	Form of Common Stock Certificate of Texas Community Bancshares, Inc. (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-254053), as filed on March 9, 2021)
4.2	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K, as filed on March 30, 2023)
10.1	Employment Agreement between Broadstreet Bank, SSB and Jason Sobel (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-40610), as filed on October 4, 2024
10.2	Employment Agreement between Broadstreet Bank, SSB and Julie Sharff (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-254053), as filed on March 9, 2021)†
10.5	Broadstreet Bank Deferred Incentive Compensation Plan (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-254053), as filed on March 9, 2021)†
10.6	Broadstreet Bank Split Dollar Life Insurance Plan, as amended (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-254053), as filed on March 9, 2021)†
10.8	Form of Broadstreet Bank Split Dollar Life Insurance Plan Participation Agreement for certain executive officer (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-254053), as filed on March 9, 2021)†
10.9	Compensation Agreement with Robert L. Smith, III (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-254053), as filed on March 9, 2021)†
19	Policy Regarding Insider Trading (incorporated by reference to Exhibit 19 to the Company's Annual Report on Form 10-K, as filed on March 27, 2025)
21	Subsidiaries of Registrant
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Texas Community Bancshares, Inc. Clawback Policy (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K, as filed on March 27, 2024)
101	The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, formatted in inline XBRL: (i) Consolidated Statements of Financial Condition, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Shareholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

† Management contract or compensation plan or arrangement.

ITEM 16. **Form 10-K Summary**

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEXAS COMMUNITY BANCSHARES, INC.

Date: March 25, 2026

By: /s/ Jason Sobel
Jason Sobel
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Jason Sobel Jason Sobel	President, Chief Executive Officer and Director (Principal Executive Officer)	March 25, 2026
/s/ Jason McCrary Jason McCrary, CPA	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 25, 2026
/s/ Demethrius T. Boyd Demethrius T. Boyd	Director	March 25, 2026
/s/ James B. Harder James B. Harder	Director	March 25, 2026
/s/ Mark A. Pickens Mark A. Pickens	Director	March 25, 2026
/s/ Kerry Nan Saucier Kerry Nan Saucier	Director	March 25, 2026
/s/ Anthony R. Scavuzzo Anthony R. Scavuzzo	Director	March 25, 2026
/s/ Johnny Sherrill Johnny Sherrill	Director	March 25, 2026
/s/ Bryan Summerville Bryan Summerville	Director	March 25, 2026
/s/ Glen Thurman Glen Thurman	Director (Chairman of the Board)	March 25, 2026